FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2006
April 26, 2006

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: April 26, 2006	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

BRITISH SKY BROADCASTING GROUP PLC
HALF YEAR ENDED 31 DECEMBER 2005

FORWARD-LOOKING STATEMENTS
This Interim Report on Form 6-K contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH and other revenues, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.
These statements (and all other forward-looking statements contained in this Interim Report on Form 6-K) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (“UK”) and Republic of Ireland (“Ireland”).
Information on some of the risks and uncertainties associated with our business are described in Item 1 “Selected Financial Data – Risk Factors” in this Interim Report on Form 6-K. All forward-looking statements in this Interim Report on Form 6-K are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1: SELECTED FINANCIAL DATA
Set forth below is selected financial data for the Group under International Financial Reporting Standards (“IFRS”) for the year ended 30 June 2005 and as at 30 June 2005, and selected financial data for the Group under US GAAP for each of the years in the five year period ended 30 June 2005 and as at 30 June 2005, 2004, 2003, 2002 and 2001. Also set forth below is selected financial data for the Group for the half year periods ended 31 December 2005 and 2004.
The information contained in the following tables should be read in conjunction with Item 2 “Operating and Financial Review and Prospects” and the Group’s historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.
The selected income statement data set forth below for the half year periods ended 31 December 2005 and 2004, and the balance sheet data at 31 December 2005 and 30 June 2005 are derived from interim consolidated financial statements included in this Interim Report on Form 6-K, which have been prepared in accordance with IFRS and differ in certain respects from US GAAP. A reconciliation of certain amounts from IFRS, as well as a description of the principal differences between IFRS and US GAAP applicable to the Group, is presented in Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles”. The selected consolidated income statement data under US GAAP set forth below for each of the years in the five year period ended 30 June 2005 and the balance sheet data under US GAAP as at 30 June 2005, 2004, 2003, 2002 and 2001 are derived from the audited consolidated financial statements appearing in our historical Annual Reports on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

				Full year
	Half year ended 31			ended 30
	December			June
	2005 (1)	2005	2004	2005
	(in millions except per share data)
Income Statement:
Amounts in accordance with IFRS
DTH subscribers revenues	$2,671	£1,554	£1,426	£2,968
Cable subscribers revenues	193	112	109	219
Advertising revenues	294	171	159	329
Sky Bet revenues	28	16	16	33
Sky Active revenues	79	46	46	92
Other revenues	201	117	99	202

Revenue	3,466	2,016	1,855	3,843
Operating expenses	(2,754)	(1,602)	(1,499)	(3,021)

Operating profit	712	414	356	822
Share of results of joint ventures and associates	12	7	8	14
Investment income	34	20	15	29
Finance costs	(88)	(51)	(45)	(87)
Profit on disposal of joint venture	—	—	9	9

Profit before tax	670	390	343	787
Taxation	(199)	(116)	(98)	(209)

Profit for the period	471	274	245	578

Earnings per share from profit for the period – basic and diluted	25.6¢	14.9p	12.7p	30.2p
Dividends per share (2)		5.0p	3.25p	7.25p
Dividends per share (2)		8.6¢	6.0¢	13.7¢
All results relate to continuing operations.

	Half year ended 31
	December			Full year ended 30 June
	2005 (1)	2005	2004	2005	2004	2003	2002	2001
	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	$3,466	£2,016	£1,855	£3,843	£3,535	£3,082	£2,707	£2,296
Amortisation and impairment of intangible fixed assets	—	—	—	—	—	(5)	(145)	(58)
Operating profit (loss)	712	414	362	842	666	370	(30)	(176)
Joint ventures’ and associates’ goodwill amortisation and impairment, net	—	—	—	—	(3)	—	(712)	(71)
Loss on disposal of investments in joint ventures	—	—	(14)	(14)	—	—	—	—
Income (loss) before income tax	674	392	329	793	595	260	(940)	(660)
Net income (loss)	475	276	231	577	434	286	(1,047)	(625)
Basic earnings (loss) per share	25.7¢	15.0p	11.9p	30.2p	22.4p	14.9p	(55.5p )	(33.8p )
Diluted earnings (loss) per share	25.7¢	15.0p	11.9p	30.1p	22.3p	14.7p	(55.5p )	(33.8p )
Basic earnings (loss) per ADS (3)	103.0¢	59.9p	47.8p	120.8p	89.7p	59.7p	(221.9p )	(135.4p )
Diluted earnings (loss) per ADS (3)	102.8¢	59.8p	47.7p	120.4p	89.3p	58.9p	(221.9p )	(135.4p )

	As at 31		As at 30
	December		June
	2005(1)	2005	2005
		(in millions)
Balance Sheet:
Amounts in accordance with IFRS
Total assets	$6,530	£3,799	£2,456
Long-term borrowings	3,187	1,854	982
Shareholders’ equity	248	144	187
Capital stock (4)	4,515	2,627	2,612
Number of shares in issue (number)	1,822	1,822	1,868

	As at 31
	December		As at 30 June
	2005(1)	2005	2005	2004	2003	2002	2001
	(in millions)
Amounts in accordance with US GAAP
Total assets	$7,616	£4,431	£3,082	£2,988	£2,810	£2,853	£4,209
Net assets (liabilities)	1,343	781	818	812	448	(141)	850

	As at 31
	December		As at 30 June
	2005	2004	2005	2004	2003	2002	2001
	(in thousands)
Distribution of Sky Channels
DTH homes	8,059	7,609	7,787	7,355	6,845	6,101	5,453
Cable homes (5)	3,889	3,876	3,872	3,895	3,871	4,091	3,486
ITV Digital homes	—	—	—	—	—	—	1,105

Total Sky pay homes	11,948	11,485	11,659	11,250	10,716	10,192	10,044

DTT homes (6)	6,363	4,216	4,940	3,084	1,510	—	—

(1)	Solely for convenience, pounds sterling amounts for the half year ended 31 December 2005 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on 31 December 2005, which was US$1.7188 per £1.00.

(2)	As required by International Accounting Standard No. 10 “Events after the Balance Sheet Date”, dividends are recognised as liabilities in the period in which they are approved. In August 2005, the Directors proposed a final dividend of £92 million, representing 5.0p per share (8.6¢ in US dollars at date of payment on 18 November 2005), in respect of the year ended 30 June 2005. In August 2004, the Directors proposed a final dividend of £63 million, representing 3.25p per share (6.0¢ in US dollars at date of payment on 19 November 2004), in respect of the year ended 30 June 2004. In January 2005, the Directors approved an interim dividend of £77 million, representing 4.0p per share (7.7¢ in US dollars at date of payment on 22 April 2005), in respect of the half year ended 31 December 2004.

(3)	In our Annual Reports filed on Form 20-F for fiscal 2002 and 2001, the earnings (loss) per American Depositary Share (“ADS”) were calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS are not exactly four times earnings (loss) per share due to rounding differences.

(4)	Capital stock includes called-up share capital, share premium, Employee Share Ownership Plan (“ESOP”) reserve, merger reserve, special reserve and capital redemption reserve.

(5)	The number of cable homes taking one or more Sky Channels is as reported to us by the cable operators.

(6)	The number of DTT homes consists of the Broadcasters’ Audience Research Board’s (“BARB’s”) estimate of the number of homes with access to Freeview (the free DTT offering available in the UK). These figures may include DTH or Cable homes that already take multichannel television.
Factors which materially affect the comparability of the selected financial data
Accounting changes
During fiscal 2005, US Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment, was adopted. The impact of the adoption of this standard is described in Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles”.
During fiscal 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in the notes to the Consolidated Financial Statements included within the Group’s Annual Report on Form 20-F for fiscal 2004.
During fiscal 2003, US SFAS No. 142, Goodwill and Other Intangible Assets, was adopted. The impact of the adoption of this standard is described in the notes to the Consolidated Financial Statements included within the Group’s Annual Report on Form 20-F for fiscal 2003.

Business combinations
During fiscal 2001, we completed the acquisition of British Interactive Broadcasting Holdings Limited (“BiB”) and Sports Internet Group plc (now Sports Internet Group Limited) (“SIG”). The results of these acquisitions were consolidated from the respective dates of acquisition.
Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 3 “Quantitative and Qualitative Disclosures About Market Risk – Currency exchange rates”.
Since any dividends that we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.
The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

October 2005	1.7855	1.7484
November 2005	1.7755	1.7138
December 2005	1.7740	1.7188
January 2006	1.7885	1.7404
February 2006	1.7807	1.7343
March 2006	1.7567	1.7256

Full year ended 30 June	Period end	Average (1)	High	Low
2001	1.4041	1.4509	1.5182	1.3737
2002	1.5347	1.4479	1.5347	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733

Half year ended 31 December	Period end	Average (1)	High	Low
2004	1.9160	1.8480	1.9482	1.7733
2005	1.7188	1.7583	1.8420	1.7138

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.
On 21 April 2006, the noon buying rate was US$1.7817 per £1.00.
RISK FACTORS
This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in Item 2 “Operating and Financial Review and Prospects — Overview and Recent Developments”. These risks could materially adversely affect any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

Our business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect our ability to operate or compete effectively.
We are subject to regulation primarily in the UK and the European Union. The regimes which affect our business include broadcasting, telecommunications, competition (anti-trust) and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and the results of our operations.
The European Commission’s investigation into the sale of broadcasting rights to Football Association Premier League (“FAPL”) football matches has concluded with the European Commission’s adoption, in March 2006, of a decision rendering certain commitments offered by the FAPL to the European Commission legally binding. The commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and relate to the auction of media rights by the FAPL for the 2007/08 to 2009/10 seasons and its subsequent auction of rights. The commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. Live TV rights will be sold in six balanced packages, with no one bidder being allowed to buy all six packages, and packages will be sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights for broadcast via mobile phones. The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. We are not yet able to assess whether, or the extent to which, these developments will have a material effect on the Group.
On 23 March 2006, the FAPL issued an invitation to tender for certain media rights for the 2007/08 to 2009/10 seasons, including rights to show live coverage of FAPL football matches in the UK. The FAPL will make available 138 live matches in six packages of 23 matches each; in accordance with the FAPL’s commitments, no single buyer can acquire more than five such packages of live rights. First round bids are due by 27 April 2006.
The European Commission has published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks. The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content. The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behaviour is not adjusted to comply with the requirements of competition law. At this stage, we are unable to determine whether the European Commission’s concluding report or any subsequent proceedings might have a material effect on the Group.
We cannot assure you that we will succeed in obtaining all requisite approvals and licences in the future for our operations without the imposition of restrictions which may have an adverse consequence to us, nor that compliance issues will not be raised in respect of operations conducted prior to the date of filing of this Interim Report on Form 6-K.
We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.
We face competition from a broad range of companies engaged in communications and entertainment services, including cable television providers, digital and analogue terrestrial television providers, telecommunications providers, home entertainment products companies, companies developing new technologies and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. Our competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. Were such mandate to be changed, this could lead to an increase in the strength of competition from these organisations. Although we have continued to develop our services through technological innovation and in licensing, acquiring and producing a broad range of content, we cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services may be subject to rapid technological change.
Viewers with a Sky+ digibox (or any other personal video recorder) may choose not to view advertising including that on Sky Channels and Sky Distributed Channels. We therefore cannot assure you that our advertising revenues or programming costs will not be negatively impacted by this behaviour. We also cannot assure you that advertising revenues for Sky Channels currently offered on other platforms will not be negatively impacted in the future by the offering of similar devices by other operators.
Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce, programming content that is attractive to our subscribers. The programme content and third party programme services we have licensed from others are subject to fixed term contracts which will expire or may terminate early. We cannot assure you that programme content or third party programme services (whether on a renewal or otherwise) will be available to us at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, we cannot assure you that such programme content or programme services will be attractive to our customers, even if so available.
The future demand and speed of take up of our DTH service, and our proposed broadband and telephony services will depend upon our ability to offer them to our customers at competitive prices, competitive pressures from competing services (which include both paid-for and free-to-air offerings), and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of our DTH service will also depend upon our ability to package our content attractively. In addition, we operate in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on our ability to continue to attract and retain subscribers, is uncertain. We therefore cannot assure you that the current or future marketing and other activities we undertake will succeed in generating sufficient demand to achieve our operating targets.
We cannot guarantee that the anticipated business benefits associated with the significant investments in the modernisation of our customer relationship management (“CRM”) centres, and the replacement of our CRM systems, that we have made and continue to make, will be fully achieved.
Throughout the last five fiscal years, we have invested more than £261 million in our CRM centres and systems. This expenditure has been focused principally on replacing the existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The implementation of the new systems involves a number of complex activities, including the migration of existing customer data onto the new applications. As a result, and in common with other projects of this scale, there is a risk that the implementation may not be completed as currently envisaged, either within the proposed timescale or budget, or that the anticipated business benefits, such as scalability and flexibility in servicing our customers, may not be fully achieved. In addition, the high level of change inherent in the implementation of new systems absorbs considerable management time and may disrupt normal business operations. The transition to management of new customers on the new CRM systems commenced in September 2005, and was completed in respect of all subscribers in March 2006.

Our business is reliant on technology which is subject to the risk of failure, change and development.
We are dependent upon satellites which are subject to significant risks that may prevent or impair proper commercial operations, including defects, destruction or damage, and incorrect orbital placement. If we, or other broadcasters who broadcast channels on our DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or our contracts with satellite providers were terminated, this would have a material adverse effect on our business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of our transmission systems or uplinking facilities, could have a material adverse effect on our business and operations.
We are dependent on complex technologies in other parts of our business, including CRM, broadcast and conditional access systems, airtime sales and supply chain management systems. Were any of these technologies to fail, this could have a material adverse effect on our business.
There is a large existing population of digital satellite reception equipment used to receive our services, including digiboxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the software in the digiboxes and smart cards, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of digiboxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on our business.
We are reliant on encryption technologies to restrict unauthorised access to our services.
Direct access to our services is restricted through a combination of physical and logical access controls, including smart cards which we provide to our individual subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. We continue to work with our technology suppliers to ensure that our encryption technology is as resilient to hacking as possible, however, there can be no assurance that it will not be compromised in the future. We are reliant also upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which we make available.
We undertake significant capital expenditure projects, including technology and property projects.
In August 2004, we announced an incremental capital expenditure programme of approximately £450 million, which was to be incurred over four years in support of our growth strategy. This expenditure is in addition to core capital expenditure, which is expected to be approximately £100 million per annum. As is common with capital expenditure projects of this scale, there is a risk that they may not be completed as envisaged, either within the proposed timescale or budget, or that the anticipated business benefits of the projects may not be fully achieved.
We, in common with other services providers that include third party services which we retail, rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.
Our services largely comprise content in which we own, or have licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our rights in this content. However, we cannot assure you that our rights will not be challenged, invalidated or circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights or content which we own or license, without our, or the rightsholder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our rights relating to our on-line businesses and other digital technology rights.
We generate wholesale revenues from a limited number of customers.
Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, have comprised principally ntl Group Ltd (“ntl”) and Telewest Communications plc (“Telewest”). On 3 March 2006, it was announced that Telewest Global, Inc (having been renamed NTL Incorporated) had completed a merger with NTL Incorporated (having been renamed NTL Holdings, Inc). It was announced that the combined company, incorporating both ntl and Telewest, will operate under the name of NTL Incorporated. On 4 April 2006, NTL Incorporated and the Independent Board of Virgin Mobile Holdings (UK) plc (“Virgin Mobile”) announced that they had reached agreement on the terms of a recommended offer to be made by NTL Incorporated to acquire the entire issued and to be issued share capital of Virgin Mobile. We understand that NTL Incorporated is also entering into an exclusive licence agreement with Virgin Enterprises Limited for the use of the Virgin brand for NTL Incorporated’s consumer business. At this stage we are not yet able to assess whether the merger of ntl and Telewest, or the proposed acquisition of Virgin Mobile, will have a material effect on our business. Economic or market factors, however, or a change in strategy by NTL Incorporated as it relates to the distribution of our channels, may adversely influence the wholesale revenue we receive from NTL Incorporated, which may negatively affect our business.
We are subject to a number of medium and long-term obligations.
We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, our transponder leases) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.
ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, contained within Item 4 “Interim Financial Statements (IFRS)”. The financial statements have been prepared in accordance with IFRS, which differs in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles” provides a description of the significant differences between IFRS and US GAAP as they relate to our business, and provides a reconciliation from IFRS to US GAAP. The consolidated financial statements for fiscal 2006 will be our first full financial statements prepared in accordance with IFRS. Accordingly, the interim financial statements contained within Item 4 have also been prepared in accordance with IFRS. Details of our critical accounting policies and information regarding the transition to IFRS are provided in the “Critical Accounting Policies” and “Adoption of New Accounting Standards” sections below.
OVERVIEW AND RECENT DEVELOPMENTS
We have continued to deliver growth during the half year ended 31 December 2005 (“the period”),

with a 9% increase in total revenues in comparison to the half year ended 31 December 2004 (“the prior period”) to £2,016 million. During the period, operating profit increased by 16% in comparison to the prior period to £414 million, resulting in an operating profit margin of 21%, up from 19% for the prior period. Profit after tax for the period grew to £274 million, generating earnings per share of 14.9 pence, an increase of 17% on the prior period. During the period, we returned £238 million to shareholders through a share buy-back programme. On 31 January 2006 we declared an interim dividend payment of 5.5 pence per ordinary share.
At 31 December 2005, the total number of DTH subscribers in the UK and Ireland was 8,059,000, representing a net increase of 272,000 subscribers in the period. 73% of DTH subscribers subscribe to one or more premium channels. Our current target is to achieve 10 million DTH subscribers in 2010. DTH churn for the period (annualised) was 11.1%. We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). Our medium term target for churn remains around 10%, but we continue to expect churn for fiscal 2006 to be around 11%.
During the period, gross household subscription additions to Sky+ totalled 415,000, taking the total number of Sky+ households to 1,281,000, 16% penetration of total DTH subscribers.
The growth in Sky+ penetration has also led to further growth in the number of households taking more than one subscription (known as “Multiroom”). The total number of Multiroom households increased by 261,000 in the period, to 906,000, which represents 11% penetration of total DTH subscribers. The total number of Multiroom subscriptions reached 962,000 at 31 December 2005, which is in excess of the total number of Multiroom households, as some households take more than two subscriptions. Our long-term target is to achieve 30% Multiroom and 25% Sky+ penetration of DTH subscribers in 2010.
Customer acquisition was a strong focus for us in the pre-Christmas selling period. Our priority for the second half of fiscal 2006 will be the execution of a number of operational activities, including the migration of all DTH subscribers to the recently introduced CRM system, the national launch of High Definition TV (“HDTV”), and the development and preparatory work for the launch and roll-out of residential broadband services. Following the acquisition of Easynet Group Plc (“Easynet”), we are well positioned to extend our range of products and services further.
We launched Sky Mobile TV on 1 November 2005, in partnership with Vodafone. It is anticipated that the service, which gives subscribers access to 19 channels, will be made available to other mobile networks later this calendar year.
On 21 December 2005, we announced a major new marketing agreement with Sony to promote HDTV and raise customer awareness ahead of the scheduled launch in the second half of fiscal 2006. On 28 November 2005, National Geographic announced that it would be the first broadcaster to join our HDTV line-up.
On 31 October 2005, the Sky Three channel was made available to Sky digital, freesat and Freeview households.
Corporate
We are aiming to reduce our target dividend cover (being earnings per share divided by dividend per share) from approximately 3.0 times to approximately 2.5 times. In line with this policy we declared an interim dividend of 5.5 pence per Ordinary Share, an increase of 38% on the prior period.
On 6 January 2006, we announced that all conditions of the cash offer for Easynet (a leading pan-European networking business, providing customers with innovative, IP-based wide area network solutions) had been satisfied or waived, and accordingly the offer was declared unconditional in all respects.
On 12 January 2006, we announced our intention to exercise our right, pursuant to the provisions of sections 428 and 430F of the Companies Act, to acquire compulsorily the outstanding Easynet shares to which the offer relates under the same terms as the offer, and this acquisition has now been completed.
OPERATING RESULTS
Revenues
Our principal revenues result from DTH subscribers, cable subscribers, the sale of advertising on our wholly-owned channels, the provision of interactive betting and games, and other interactive services.
Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Revenues from the provision of pay-per-view services, which include Sky Box Office, are included within DTH or cable subscriber revenues as appropriate.
Our cable subscription revenues (also referred to as wholesale revenues), which are revenues derived from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.
Our advertising revenues are a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions. Advertising revenues also include commissions earned by us from the sale of advertising on those third-party channels for which we act as sales agent.
Our Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.
Our Sky Active revenues include income from online advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform.
Other revenues principally include income from installations, digibox sale revenues (including Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, customer management service fees, conditional access fees and access control fees.
Operating expenses
Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management and administration costs.
Programming represents our largest single component of costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers. The methods used to amortise programming stock are described in the “Critical Accounting Policies” section below.
Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the period, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see Item 3 “Quantitative and Qualitative Disclosures about Market Risk — Currency exchange rates”). Offering multiplexed versions of our movie channels on the DTH platform and on digital cable incurs no additional variable rights fees.
Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.
Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders which we use. The most significant components of transmission and related functions costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities.
Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to growth and maintenance of the subscriber base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential DTH subscribers); and (iii) the cost of providing free or subsidised digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer.
Subscriber management costs include CRM costs, supply chain costs and associated depreciation. CRM costs are those associated with managing new and existing subscribers, including subscriber handling and DTH subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ and Multiroom digiboxes, including smart card costs. CRM costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipment and the installation cost to us in excess of the amount actually received from the customer for such equipment and installation, as these costs are included within marketing costs.
Administration costs include channel management, facilities and other operational overhead and central costs, and the cost of awards granted under our employee share option schemes.
For certain trend information related to our operating expenses, see the “Trends and other information” section below.

HALF YEAR ENDED 31 DECEMBER 2005 COMPARED TO HALF YEAR ENDED 31 DECEMBER 2004
Revenues
The Group’s revenues can be analysed as follows:

	Revenues
	Half year ended 31		Half year ended 31
	December 2005		December 2004
	£m	%	£m	%
DTH subscribers	1,554	77	1,426	77
Cable subscribers	112	6	109	6
Advertising	171	8	159	9
Sky Bet	16	1	16	1
Sky Active	46	2	46	2
Other	117	6	99	5

	2,016	100	1,855	100

DTH subscriber revenues
The increase of 9% in DTH subscriber revenues in the period was driven by a 6% increase in the average number of DTH subscribers and a 3% increase in average DTH subscription revenue per subscriber, to £374 in the period from £364 in the prior period.
The total number of UK and Ireland DTH subscribers increased by 272,000 in the period, to 8,059,000. This was a result of an increase in gross subscriber additions of 98,000 to 712,000 in the current period, partly offset by DTH churn for the period (annualised) of 11.1% (half year ended 31 December 2004: 9.6%).
The increase in average DTH subscription revenue per subscriber reflected the change in our retail prices in September 2005.
Cable subscriber revenues
Cable subscriber revenues increased by £3 million compared to the prior period, mainly due to the change in wholesale prices in September 2005.
At 31 December 2005, there were 3,889,000 (at 31 December 2004: 3,876,000) UK and Ireland cable subscribers to our programming.
Advertising revenues
The increase in advertising revenue of 8% reflects growth in the UK television advertising sector and continued growth in our share of this sector.
Sky Bet revenues
Sky Bet revenues of £16 million were in line with the prior period.
Sky Active revenues
Sky Active revenues of £46 million were in line with the prior period. Growth in revenue from interactive advertising and enhanced TV were offset by a reduction in revenues from other areas of the business, including the SkyBuy retail service, which was wound down and closed in the second half of fiscal 2005.
Other revenues
Other revenues increased by 18% compared to the prior period, principally due to the growth in digibox revenues associated with the increase in Sky+ and Multiroom sales, revenues earned from the contract to supply news to “five” and revenue generated from Sky’s Credit Card, ‘SkyCard’.

Operating expenses
The Group’s operating expenses can be analysed as follows:

	Operating expenses
	Half year ended		Half year ended
	31 December 2005		31 December 2004
	£m	%	£m	%
Programming	810	51	806	54
Transmission and related functions	87	5	87	6
Marketing	332	21	264	17
Subscriber management	219	13	197	13
Administration	154	10	145	10

	1,602	100	1,499	100

Programming
Sky Sports channels’ programming costs increased by 2% to £380 million in the period from £373 million in the prior period due to an increased level of live coverage and a wider sports offering following the addition of the new A1 Grand Prix competition and the UEFA Champions League qualifying football matches. The associated increase in costs was partially offset by the absence of the Ryder Cup, a bi-annual event, in the period.
Sky Movies channels’ programming costs decreased by 5% to £159 million in the period from £168 million in the prior period, reflecting continued weakness in the US dollar against sterling and therefore a favourable movement in the average rate at which the Group was able to purchase dollars compared to the prior period, and savings generated from recent contract renewals. This decrease was partly offset by the impact of the growth in subscriber numbers.
Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, decreased by 8% to £167 million in the period from £182 million in the prior period. This decrease was due to a 13% reduction in the cost per subscriber offset by a 6% increase in the average number of DTH subscribers. This saving has been generated by the renewal of certain of our contracts on improved terms.
Entertainment and news programming costs increased by 25% to £104 million in the period from £83 million in the prior period, due to increased investment in acquired and commissioned programming for Sky One and higher costs for Sky News caused by the coverage of the hurricanes in America.
Transmission and related functions
Transmission and related costs are stated net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £13 million in the period (half year ended 31 December 2004: £14 million). Transmission and related costs of £87 million were in line with the prior period.
Marketing
The increase in marketing costs of 26% was due to activity to increase the level of gross subscriber additions and enhance the mix of customers, as well as activity to drive the penetration of Sky+ and Multiroom. Retention and other marketing costs increased by 17% to £54 million from £46 million in the prior period, and above-the-line marketing costs for the period were £46 million, an increase of 7% on the prior period.

Subscriber management
Subscriber management costs increased by 11%, principally due to higher call volumes associated with the increased sales activity and the depreciation being charged on the new CRM assets that were brought into use during the current period.
Administration
Administration costs increased by 6% compared to the prior period. This is a result of increased depreciation charges due to additional capital expenditure and an increase in employee overhead costs.
Operating profit and operating margin
Operating profit increased by 16% to £414 million in the period from £356 million in the prior period. This increase was driven by the increase in DTH subscribers and advertising revenues, as detailed above, partly offset by the increase in operating expenses, primarily due to the increase in marketing and subscriber management costs as detailed above.
Operating margin (calculated as total revenues less all operating expenses as a percentage of total revenues) for the period was 21%, up from 19% in the prior period, largely as a result of the operational gearing of our business as total revenues are increasing at a faster rate than operating costs.
Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement. Our share of the net operating results from joint ventures and associates decreased from an £8 million net profit in the prior period to a £7 million net profit in the period due to increased operating losses at certain of our joint ventures.
Investment income
Investment income increased by 33% to £20 million in the period from £15 million in the prior period. This increase was primarily due to higher levels of cash on deposit, subsequent to the issue of guaranteed notes in October 2005.
Finance costs
Finance costs increased by 13% to £51 million in the period from £45 million in the prior period. This increase was primarily a result of an increase in our total borrowings, which increased from £911 million at 31 December 2004 to £2,028 million at 31 December 2005, following the issue of guaranteed notes in October 2005. For details of the issue of guaranteed notes, see “Liquidity and Capital Resources” below.
Profit on disposal of joint venture
On 1 November 2004, we sold our 49.5% investment in Granada Sky Broadcasting (“GSB”) to ITV plc for £14 million cash consideration. After deducting the carrying value of the investment in GSB, the disposal generated a profit of £9 million.

Taxation
The total tax charge for the period was £116 million, comprising a current tax charge of £93 million and a deferred tax charge of £23 million. The Group’s underlying effective tax rate, which excludes the effect of joint ventures, moved from 31.4% for the comparable period to 30.1%, as a result of a reduction in the overall level of charges being disallowed for tax purposes. This underlying tax rate is a non-GAAP measure that has been provided as it gives a more relevant indication of our underlying operating performance. A reconciliation of our income tax charge under US GAAP to the UK statutory rate is given in Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles”.
The mainstream corporate tax liability for the period was £93 million and, in accordance with the quarterly instalment regime, £52 million was paid in January 2006.
Profit for the period
Profit for the period was £274 million compared with £245 million in the prior period, mainly as a result of an increase in operating profit of £58 million, partially offset by a profit on disposal of a joint venture in the prior period of £9 million and an increase in taxation of £18 million as a result of our increased profitability.
Earnings per share
Basic and diluted earnings per share increased by 2.2p to 14.9p in the period from 12.7p in the prior period, due to the movement in profit for the period described above and the continuation of our share buy-back programme.
31 DECEMBER 2005 BALANCE SHEET COMPARED TO 30 JUNE 2005 BALANCE SHEET
Goodwill was unchanged from 30 June 2005 at £417 million.
Intangible assets increased by £19 million, from £202 million at 30 June 2005 to £221 million at 31 December 2005, due to £39 million of additions, including further investment in CRM and development costs relating to encryption technology, partly offset by amortisation of £20 million.
Property, plant and equipment increased by £14 million, from £335 million at 30 June 2005 to £349 million at 31 December 2005, due to £50 million of additions in the period, including refurbishment of leasehold properties and investment in IT infrastructure, partly offset by depreciation of £36 million.
Available for sale investments increased by £50 million in the period from £2 million at 30 June 2005 to £52 million at 31 December 2005, due to the acquisition of shares following our recommended cash offer for the entire issued and to be issued share capital of Easynet on 21 October 2005.
Current assets increased by £1,276 million from £1,363 million at 30 June 2005 to £2,639 million at 31 December 2005, predominantly due to an increase in short-term deposits of £570 million and in cash and cash equivalents of £386 million due to the receipt of proceeds from the issuance of Guaranteed Notes in October 2005, and an increase in inventories of £247 million, mainly due to the timing of invoicing and payments for the FAPL agreement.
Current liabilities increased by £548 million from £1,150 million at 30 June 2005 to £1,698 million at 31 December 2005. This increase was due to the reclassification of £174 million of borrowings from non-current to current liabilities (relating to a bond that is repayable in October 2006) and an increase in trade and other payables of £345 million mainly due to the timing of invoicing and payments for the FAPL agreement.

Non-current borrowings increased by £872 million from £982 million at 30 June 2005 to £1,854 million at 31 December 2005, primarily due to the issuance of new guaranteed notes. The notes, which were issued on 20 October 2005, consist of (i) US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, (ii) US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and (iii) £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017.
FOREIGN EXCHANGE
For details of the impact of foreign currency fluctuations on our results of operations, see Item 3 “Quantitative and Qualitative Disclosures About Market Risk — Currency exchange rates”.
CONTINGENT LIABILITIES
The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. We do not expect any material loss to arise from the above contingent liabilities.
LIQUIDITY AND CAPITAL RESOURCES
An analysis of the movement in our net debt is as follows:

				As at 31
	As at 1 July	Cash	Non-cash	December
	2005	movements	movements	2005
	£m	£m	£m	£m
Current borrowings	—	—	174	174
Non-current borrowings	982	1,014	(142)	1,854

Debt	982	1,014	32	2,028

Borrowings-related derivative financial instruments	103	—	(20)	83
Cash and cash equivalents	(503)	(386)	—	(889)
Short-term deposits	(194)	(570)	—	(764)

Net debt	388	58	12	458

In addition to our cash and cash equivalents and short-term deposits balance (31 December 2005: £1,653 million), our long-term funding comes primarily from US dollar and sterling-denominated public bond debt, which was raised in 1996, 1999 and 2005. The public bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035) will be used for general corporate purposes, for the refinancing of maturing debt (the public bond debt issued in 1996 and 1999 is partly repayable in 2006, with the remainder repayable in 2009) and to extend the maturity profile of our debt. In addition, we may use proceeds of the offering for acquisitions of business and/or assets in support of our strategy including in relation to content, technology and distribution. As at 31 December 2005, net debt was £458 million. The public bond debt issued in 1996 and 1999 is partly repayable in 2006, with the remainder repayable in 2009, and we currently believe that our financial position at those dates will enable us to meet our repayment requirements. For details of our treasury policy and use of financial instruments see Item 3 “Quantitative and Qualitative Disclosures About Market Risk”. Net debt is a non-GAAP measure that has been provided as it gives a more relevant indication of our underlying financial position.
Our principal source of liquidity is our cash generated from operations combined with access to the £1 billion (30 June 2005: £1 billion) Revolving Credit Facility (“RCF”), which we entered into in

November 2004. Our cash generated from operations for the period was £514 million (half year ended 31 December 2004: £407 million) (for further details, see “Cash flows” below). We expect to continue to generate significant operating cash inflow in the calendar year 2006 (for further details, see “Trends and other information” and “Tabular disclosure of contractual obligations” below), subject to the factors detailed below. As at 31 December 2005, our RCF was not drawn (30 June 2005: nil).
Our liquidity and working capital may be affected by the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the UK and Ireland. See Item 1 “Selected Financial Data – Risk Factors” for a more detailed discussion of our risk factors.
At 31 December 2005, the Group had in issue the following publicly-traded guaranteed notes:
US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002 the Group entered into further swap arrangements relating to £63.5 million of this debt, which arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months London Inter-Bank Offer Rate (”LIBOR”) plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increases from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 31 December 2005, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.
£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.
US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months LIBOR plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all other aspects of the swap remaining unchanged.
US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. On 16 January 2002, the Group entered into a further interest rate hedging arrangement in respect of the other half to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.
US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.
US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.
£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually.
In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement).
The £1 billion RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). The Group must currently maintain these ratios as follows:
•	Net Debt to EBITDA must be no more than 3:1
•	EBITDA to Net Interest Payable must be at least 3.5:1.
At 31 December 2005, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 0.46:1. In the period, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 16.9:1.
The US$650 million of 8.200% Guaranteed Notes, £100 million of 7.750% Guaranteed Notes, US$600 million of 6.875% Guaranteed Notes, and US$300 million of 7.300% Guaranteed Notes were issued by the Company and are guaranteed by both British Sky Broadcasting Limited (“BSkyB Limited”) and Sky Subscribers Services Limited (“SSSL”). The US$750 million of 5.625% Guaranteed Notes, US$350 million of 6.500% Guaranteed Notes and £400 million of 5.750% Guaranteed Notes were issued by BSkyB Finance UK plc and are guaranteed by the Company, BSkyB Limited and SSSL. The £1 billion RCF is in the name of the Company and is guaranteed by BSkyB Limited, SSSL and BSkyB Investments Limited.
Cash flows
During the period, cash generated from operations was £514 million, compared with an inflow of £407 million in the prior period. The operating cash inflow was principally driven by an improvement in operating profit of £58 million, combined with a working capital inflow of £44 million.

During the period, interest receipts were £16 million, compared to £17 million in the prior period. This reduction was due to the timing of cash receipts.
During the period, tax payments were £76 million, compared to £28 million in the prior period. This increase in payments is due to the increased profitability of the Group in the prior period, as our payments made during the period relate to the prior period tax charge. We currently expect that tax payments will continue to increase as the Group becomes increasingly profitable.
During the prior period, receipts from the sale of a joint venture of £14 million comprised proceeds from the sale of our shareholding in GSB.
During the period, payments for property, plant and equipment and intangible assets were £94 million, compared with £123 million in the prior period, following completion of a number of capital expenditure and infrastructure projects. We spent £11 million on a combination of infrastructure projects including the refurbishment of a number of our leased properties, and investment in the CRM programme to upgrade customer management and billing systems amounted to £23 million. We also made payments totalling £7 million in the period to a third party for development of encryption technology, which have been capitalised as intangible assets. The remaining £53 million of capital expenditure was spent on IT infrastructure, broadcast equipment and new product development, including HDTV. We currently expect to continue to invest in capital expenditure across the business, in line with our previously announced plans to spend £450 million over the four years to 30 June 2008. This is in addition to ongoing core maintenance capital expenditure which is expected to be approximately £100 million per annum.
During the period, purchases of available-for-sale investments of £51 million comprised the acquisition of shares following our recommended cash offer for the entire issued and to be issued share capital of Easynet on 21 October 2005.
On 20 October 2005, the Group issued guaranteed notes consisting of US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017, resulting in a net cash inflow of £1,014 million.
On 12 November 2004, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares of the Company. On 4 November 2005, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to further purchase up to 92 million Ordinary Shares of the Company. During the period, the Company purchased, and subsequently cancelled, 45 million Ordinary Shares at an average price of 528 pence per share, with a nominal value of £23 million, for a consideration of £240 million. This represents 2% of called-up share capital at the beginning of the half year period under review. The Company has announced that the Board will not be proposing to renew the buy-back authority at its next Annual General Meeting in November 2006.
During the period, interest payments were £44 million, compared to £49 million in the prior period. This reduction in payments was due to the retiming of interest payments.
During the period, we made equity dividend payments of £92 million, compared to £63 million in the prior period. We expect that future payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.
The above cash flows, in addition to other net movements of £3 million, resulted in an increase in net debt of £70 million to £458 million.

Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments at 31 December 2005 is shown below:

		Payments due by period
		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television programme rights (1)	2,303	920	1,043	340	—
— Digiboxes and related equipment	72	72	—	—	—
— Third party payments (2)	10	6	4	—	—
— Capital expenditure	10	10	—	—	—
— Other	38	26	12	—	—
Long-term debt (3)	2,035	174	—	824	1,037
Interest costs	1,099	139	256	143	561
Operating lease obligations (4)	589	106	182	112	189
Capital lease obligations (5)	7	—	1	1	5

Total cash obligations	6,163	1,453	1,498	1,420	1,792

For the avoidance of doubt, this table does not include commitments relating to employee costs.

(1)	Purchase obligations — Television programme rights

At 31 December 2005, we had minimum television programming commitments of £2,303 million (30 June 2005: £2,260 million), of which £779 million (30 June 2005: £642 million) related to commitments payable in US dollars for periods of up to seven years (30 June 2005: eight years), £18 million (30 June 2005: £45 million) related to commitments payable in Swiss francs for periods of up to one year (30 June 2005: one year), and £1 million (30 June 2005: £3 million) related to commitments payable in euros for periods of up to one year (30 June 2005: one year).

An additional £298 million (US$514 million) of commitments (30 June 2005: £302 million (US$535 million)) would also be payable in US dollars over a period of five years (30 June 2005: five years), assuming that movie subscriber numbers remained unchanged from current levels. The pounds sterling television programme rights commitments include similar per subscriber based price clauses that would result in additional commitments of £7 million (30 June 2005: £10 million) over a period of two years (30 June 2005: three years), assuming that movie subscriber numbers remained unchanged from current levels.

The total increase in our minimum television programming commitments of £43 million compared to 30 June 2005, is the result of the acquisition of the A1 Grand Prix rights and a new three year agreement to broadcast the UEFA Champions League for the 2006/07 to 2008/09 football seasons, partly offset by a decreased average period remaining on our commitments for movie channels’ programming.

(2)	Purchase obligations — Third party payments

The third party payment commitments are in respect of distribution agreements for Sky Distributed Channels and are for periods of up to four years (30 June 2005: four years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at 31 December 2005 levels, the additional commitment would be £395 million (30 June 2005: £522 million).

(3)	Long-term debt

Further information concerning long-term debt is given above in “Liquidity and Capital Resources”.

(4)	Operating lease obligations

At 31 December 2005, our operating lease obligations totalled £589 million (30 June 2005: £444 million), the majority of which related to property and transponder leases.

(5)	Capital lease obligations

At 31 December 2005, our obligations under capital leases were £7 million (30 June 2005: £7 million). This represents financing arrangements in connection with the CRM Centre in Dunfermline, Scotland. The CRM Centre lease bears interest of 8.5% and expires in September 2020.
Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.
The number of DTH homes increased by 272,000 in the period to 8,059,000, compared to growth of 254,000 in the prior period. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the period by 44% and 40% respectively, representing a penetration of total DTH subscribers of 16% and 11% respectively. We expect Sky+ and Multiroom subscriber growth to continue, consistent with achieving our targets of 25% Sky+ and 30% Multiroom penetration of DTH subscribers in 2010. Retail price increases, the increased number of subscribers to our Multiroom product and the launch of new services, such as HDTV, are expected to generate increased revenue on a per subscriber basis.
The operating margin for the period was 21%, up from 19% in the prior period. We currently expect our operating margin to grow in the long term, as a result of the operational gearing of our business as we expect total revenues to increase at a faster rate than operating costs, before taking account of the potential effect of the launch of our residential broadband services (see below).
During the period, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 17,000 to 3,889,000 following a decrease of 19,000 in the prior period. We currently expect cable subscriber numbers to remain stable in the foreseeable future. We currently have agreements with ntl and Telewest for the supply of certain Sky Basic Channels which expire in fiscal 2007.
Advertising revenues increased in the current and prior periods. The increase in the period reflects growth of 1.4% in UK television advertising revenue in the period and continued growth in our share of UK television advertising revenue. We expect that our share of UK television advertising revenue will continue to increase as a result of increasing commercial impacts for those channels for which we sell airtime.
Sky Bet revenues in the current period were in line with the prior period. We currently expect increases in Sky Bet revenues, with interactive betting and gaming via television being the main contributor to growth. Our growth assumption takes into account the potential impact of liberalisation of the UK gambling laws following the passing into law of the Gambling Act in April 2005. The Gambling Act is currently expected to become effective in 2007.
Sky Active revenues in the current period were in line with the prior period. We currently expect increases in Sky Active revenues from core interactive services such as games, live interactive programming, enhanced television programmes (e.g. voting and competitions) and partnered content sites (mainly due to the increase in the number of betting and gaming sites).
Programming costs in the period continued to increase at a lower rate than revenues. We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements. Substantial changes to the content shown on any of the Sky Distributed Channels may also lead to changes in the per subscriber cost to us of providing these. We currently expect that total programming costs will continue to increase at a slower rate than our revenues.
Transmission and related functions costs in the current period were in line with the prior period, resulting in a reduced cost per subscriber. Transmission and related functions costs in relation to our television services are expected to increase in future years, but the transmission and related functions costs per subscriber are expected to remain stable. The increased costs reflect the costs of launching and operating our planned HDTV service, higher forecast utilities costs and increased depreciation charges.
Marketing costs increased in the current and prior period. As a percentage of revenues, we expect marketing costs in relation to our television services to remain around this level in the next few years in line with our marketing initiatives. Marketing costs include above-the-line marketing expenditure, which increased by 7% in the current period compared to the prior period. We expect above-the-line marketing expenditure to remain relatively stable. Also included within marketing costs are the costs of providing free or subsidised digital satellite reception equipment and installation costs in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free or subsidised digital satellite reception equipment and subsidising installation to new subscribers.
Subscriber management costs increased during the current period at a higher rate than in the prior period. We expect that subscriber management costs in relation to our television services will increase at a higher rate over the next few years due to a greater proportion of Sky+ customers, whose installations carry higher hardware costs than the standard installations, partly offset by a reduction in the cost of standard digiboxes. Additionally, the new CRM systems which went into use in September 2005 will result in increased depreciation charges going forward. We are also investing in increasing the capacity of our contact centres, which is expected to result in an associated increase in the cost of subscriber management.
Administration costs increased in the current and prior period, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.
On 21 October 2005, we made a recommended cash offer for the entire issued and to be issued share capital of Easynet. On 6 January 2006, the offer was declared unconditional in all respects. The Easynet business is currently loss-making, although we expect it to move towards profitability in the longer term.
UK residential broadband is a fast-growing sector, and represents a good strategic fit with our existing pay television broadcast service offering. The acquisition of Easynet provides us with an opportunity to use and extend an existing network to offer residential broadband services. We believe owning our own distribution network provides us with security, flexibility and an enhanced ability to innovate and differentiate our services.
We are currently working on the planning and development for the launch of residential broadband services. We anticipate that these new services will have a positive impact on subscriber revenues, and there will be associated increases in capital expenditure, and in the cost of transmission and related functions, marketing, subscriber management and administration. As we are currently in the early stages of development, it is not possible to state with certainty what these impacts will be.
We have decided to adjust our dividend policy. We are aiming to reduce our target dividend cover from approximately 3.0 times to approximately 2.5 times. In line with this policy, we declared an interim dividend in January 2006 of 5.5 pence per Ordinary Share, an increase of 38% on the prior period.
Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £100 million declared in January 2006, relating to the period ended 31 December 2005, was resolved to be paid out of profits available for distribution generated from external cash receipts.
We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.
OFF-BALANCE SHEET ARRANGEMENTS
At 31 December 2005, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the SEC.
RESEARCH AND DEVELOPMENT
The Group did not incur significant research and development expenditure in the prior period. During the current period, the Group made payments totalling £7 million to a third party for development of encryption technology. The Group did not incur any other significant research and development expenditure in the current period.
US GAAP RECONCILIATION
Profit for the period under IFRS was £274 million (half year ended 31 December 2004: £245 million). Under US GAAP, net income was £276 million (half year ended 31 December 2004: £231 million). Net assets under IFRS at 31 December 2005 were £144 million (30 June 2005: £187 million). Under US GAAP, net assets were £781 million (30 June 2005: £818 million).
The principal differences between US GAAP and IFRS, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, capitalisation of interest, derivatives and deferred taxation. For a further explanation of the differences between US GAAP and IFRS, see Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles”.
CRITICAL ACCOUNTING POLICIES
The application of IFRS often requires our judgement when we formulate our accounting policies and when presenting fairly our financial position and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A description of our significant accounting policies is disclosed in note 1 of the Consolidated Financial Statements in Item 4 “Interim Financial Statements (IFRS)”.
We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under IFRS.
We consider that our accounting policies in respect of the following are critical:
Goodwill
Business combinations that have occurred since the IFRS Transition Date (1 July 2004) (“IFRS Transition Date”) are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Determining the fair value of assets acquired and liabilities assumed requires our judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items.
In respect of business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the goodwill’s carrying value under the Group’s UK GAAP accounting policies on the IFRS Transition Date.
Goodwill is stated at cost less any impairment losses and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment identified is recognised immediately in the income statement and may not subsequently be reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.
At 31 December 2005, the carrying value of goodwill amounted to £417 million (30 June 2005: £417 million) and represented 11% (30 June 2005: 17%) of our total assets. Applying the impairment tests has not resulted in a charge for impairment in either the current or prior periods.
Goodwill impairment reviews are also an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We completed two significant acquisitions in fiscal 2001. These were the acquisitions of the 67.5% of British Interactive Broadcasting Holdings Limited (“BiB”) not previously owned by us and 100% of Sports Internet Group plc (now Sports Internet Group Limited) (“SIG”) (a company that we acquired in July 2000, which owns a bookmaker which operates telephone and interactive betting services under the brand name “Sky Bet”). In accordance with IFRS 3, “Business Combinations”, impairment reviews are performed annually on the carrying values of BiB and SIG goodwill balances, the latest of which did not indicate impairment. Consistent with our strategy, the business plans on which these reviews are based reflect significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses. We continue to monitor the performance of these businesses and are satisfied that no impairment of goodwill has occurred.
The main difference between IFRS and US GAAP with respect to goodwill relates to the deemed cost of the goodwill in our balance sheets (see Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles” for further details).
Revenues and bad debt provisions
The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and the applicable wholesale prices. The overriding principle followed is to recognise revenues in line with the provision of service, and accordingly, this leaves no scope for subjectivity. In the period, subscription revenues from DTH subscribers and cable companies comprised 83% of total revenue (half year ended 31 December 2004: 83%).
Management judgement is required in evaluating the likelihood of collection of customer debt. This evaluation requires estimates to be made, and a general provision is made for those amounts which we determine are unlikely to be recovered. Currently, our provision is partly based upon the historical trends in the percentage of total subscriber debts which are not recovered. As DTH subscriber revenues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales. Additionally, more detailed reviews are carried out in respect of more significant balances, which include cable subscriber revenues, whereby specific provisions are made where deemed appropriate.
The remaining 17% of revenue (half year ended 31 December 2004: 17%) comprises advertising, Sky Bet, Sky Active and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts. There is no difference in the Group’s accounting for revenue and bad debt provisions between IFRS and US GAAP.
Property, plant and equipment and intangible assets
Property, plant and equipment and intangible assets represented 15% of our total assets (30 June 2005: 22%). Property, plant and equipment and intangible assets are stated at cost, net of accumulated depreciation or amortisation and any impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item comprises major components having different useful lives, each component is accounted for as a separate asset.
We estimate the useful life of property, plant and equipment and intangible assets based on their periods of expected use and this estimation is judgemental. We review the period of expected use on a regular basis. We begin amortisation of these assets when they become available for use.
Property, plant and equipment and intangible assets impairment reviews are also an area requiring our judgement in determining whether the carrying value can be supported by the net present value of future cash flows derived from the asset using cash flow projections, and discounted using an appropriate rate. We perform impairment tests if events or circumstances indicate that the carrying value of property, plant and equipment and intangible assets may not be recoverable. There have been no material impairments in the period.
International Accounting Standard No. 38, “Intangible Assets”, specifies criteria for the recognition of intangible assets, including a detailed definition of costs that are capitalised in relation to internally generated assets. As at 31 December 2005, the net book value of costs capitalised on the balance sheet in respect of our CRM project was £166 million (30 June 2005: £160 million). Capitalised costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. All of the CRM project costs capitalised during the period were associated with the CRM systems (half year ended 31 December 2004: 100%). These assets are being depreciated over periods of between three and four years. The majority of CRM-related assets were brought into use in September 2005. The only difference between IFRS and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles” for further details).
Amortisation of programming inventory
A significant proportion of programming costs relate to the amortisation of television programme rights. Programming costs constituted 51% of operating expenses in the period (half year ended 31 December 2004: 54%). Our investments in television programme rights are amortised over the planned number of showings according to the type of programme right, with the exception of movie rights and certain sports rights, which are discussed below. The amortisation methods used are based on programme genre and have been based on the repeatability and value to us of showing the programme. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the programme to the cost of the programme rights. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Our own in-house movie productions are amortised in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group’s treatment of amortisation of programme stock between IFRS and US GAAP.
Deferred tax
We recognise deferred tax assets and liabilities using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is not probable that they will reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.
A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.
At 31 December 2005, we have recognised a deferred tax asset of £79 million (30 June 2005: £105 million) and have unrecognised deferred tax assets of £330 million (30 June 2005: £330 million) in respect of capital losses related to the Group’s holding of KirchPayTV, £24 million (30 June 2005: £24 million) in respect of capital losses in respect of football clubs and other investments, £14 million (30 June 2005: £14 million) on UK losses in the Group and £64 million (30 June 2005: £64 million) on trading losses in the Group’s German holding companies of KirchPayTV. The Directors consider that at 31 December 2005 there was sufficient evidence to support the recognition of our deferred tax asset on the basis that it was probable that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.

The net deferred tax asset recognised under US GAAP has primarily differed in respect of deferred tax on IFRS to US GAAP adjustments and in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense (see Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles” for further details).
ADOPTION OF NEW ACCOUNTING STANDARDS
Details of new US GAAP accounting standards issued during the period are given in Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles”.
Adoption of IFRS
Following a Regulation issued by the Council of the European Union (“EU”) the Group, along with all European Union listed groups, is required to adopt International Financial Reporting Standards including International Accounting Standards (“IAS”) and Interpretations, as adopted by the EU, together “IFRS”, in the preparation of its consolidated financial statements for periods beginning 1 July 2005. Therefore the consolidated financial statements contained within Item 4 “Interim Financial Statements (IFRS)” have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) as adopted by the European Union.
The transition date for the Group’s adoption of IFRS of 1 July 2004 is determined in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards”. This transition date complies with the Securities and Exchange Commission’s (“SEC”) decision to provide an exemption from the provision of a second year of comparative financial information for foreign registrants in the first year in which they adopt IFRS. In subsequent years, the Group will produce two years of comparative financial information for SEC reporting purposes.
The adoption of IFRS has led to some changes in the Group’s accounting policies, results, and the presentation of its financial statements, and other disclosures within the Interim Report on Form 6-K, which have previously been in accordance with UK GAAP. The principal effects on the Group’s financial statements are given in note 12 of the interim financial statements included within Item 4 “Interim Financial Statements (IFRS)”.
ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
Our treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is our policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by our internal audit team and by our Treasury Committee.

Our principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional currency exposures, and cross-currency swaps to hedge exposures on long-term foreign currency debt.
Interest rate management
We have financial exposures to both UK and US interest rates, arising primarily from long-term bonds. We manage our exposures by borrowing at fixed rates of interest and by using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. All of our US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of our debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account; at 31 December 2005, the split of our aggregate net borrowings into their core currencies was US dollar 75% and pounds sterling 25% (30 June 2005: US dollar 91% and pounds sterling 9%). We also enter into pounds sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply. The counterparties have a minimum long-term rating of “A” or equivalent with Moody’s and Standard & Poor’s.
Our hedging policy requires that between 50% and 80% of our borrowings are held at fixed rates after taking account of interest rate swap and swaption agreements. At 31 December 2005, 76% of our borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (30 June 2005: 72%). The fair value of interest rate swap and swaption agreements and cross-currency swaps held, as of 31 December 2005, was £83 million against our favour, compared to £103 million against our favour at 30 June 2005.
At 31 December 2005, we had outstanding cross currency swap, interest rate swap and swaption agreements with net notional principal amounts totalling £1,596 million, compared to £1,018 million at 30 June 2005. This movement reflects derivative financial instruments entered into in relation to bonds issued during the period, partly offset by the expiry of certain existing swap agreements.
In November 2004, we entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. At 31 December 2005, the £1 billion facility was undrawn (30 June 2005: undrawn). The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above LIBOR, dependent on our leverage ratio of net debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.45% (30 June 2005 0.45%), which is based on a net debt to EBITDA ratio of 1.00:1 or below. Should this ratio increase above 1.00:1 and up to 2.00:1, the margin would increase to 0.50%, and above 2.00:1, the margin increases to 0.55%. The ratio of net debt to EBITDA at 31 December 2005 was 0.46:1, indicating a margin of 0.45% (30 June 2005 ratio of 0.5:1, indicating a margin of 0.45%).
To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At 31 December 2005, 34% of our available funding was due to mature in more than five years (30 June 2005: 49%).

At 31 December 2005, a one percentage point movement in interest rates, from 1 January 2006, would result in a £5 million movement in our annual net interest expense (31 December 2004: £4 million) generated by interest receivable and payable on our bank accounts, RCF and interest rate swap and swaption agreements.
At 31 December 2005, our annual interest charge would be unaffected by any change to our credit rating in either direction (half year ended 31 December 2004: nil).
Currency exchange rates
Our revenues are substantially denominated in pounds sterling, although some of our revenues are denominated in euros. Our primary euro exposure arises as a result of revenues generated from our subscribers in Ireland, being approximately 4% of total revenue in the period (half year ended 31 December 2004: 3%). These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, the net position being a euro surplus.
38 million euros were exchanged for US dollars on currency spot markets during the period (half year ended 31 December 2004: nil) and 30 million euros were exchanged for pounds sterling during the period (half year ended 31 December 2004: nil). At 31 December 2005, 74 million euros (£51 million) has been retained by the Group, in part to cover obligations under foreign exchange contracts for the purchase of Swiss francs.
A significant proportion of operating costs are denominated in US dollars. In the period, 11% of operating costs (£173 million) were denominated in US dollars (half year ended 31 December 2004: 13% (£200 million)). These costs relate mainly to our long-term programming contracts with US suppliers.
During the period, we managed our US dollar/pound sterling exchange risk exposure on US programming contracts by the purchase of forward foreign exchange contracts, currency options (collars) and similar financial instruments for up to five years ahead. All US dollar-denominated forward exchange contracts, currency options (collars) and similar financial instruments entered into by us are in respect of firm commitments only and those instruments maturing over the 12 months following 31 December 2005 represent approximately 80% (30 June 2005: 80%) of US dollar-denominated costs falling due in that period. At 31 December 2005, we had outstanding commitments to purchase, in aggregate, US$693 million (30 June 2005: US$670 million) at average rates of US$1.80 to £1.00 (30 June 2005: US$1.79 to £1.00). In addition, at 31 December 2005, currency options (collars) were held relating to the purchase of a total of US$340 million (30 June 2005: US$114 million).
We purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss francs, which means that we are exposed to the Swiss franc/pound sterling exchange rate. In line with our policy of limiting foreign exchange transactions to fixed price instruments, 100% of this exposure (CHF 100 million) was hedged during the period via the use of forward contracts for the exchange of euros and pounds sterling for Swiss francs.
It is our policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on our annual profit of a 10% movement in pounds sterling, from 1 January 2006, against all currencies in which we have significant transactions is estimated to be a £5 million movement (half year ended 31 December 2004: £3 million movement) to the income statement, with a strengthening of pounds sterling resulting in a decrease in profits.
The accounting policies in respect of market risk sensitive instruments are disclosed in note 1 of Item 4 “Interim Financial Statements (IFRS)”. The differences between IFRS and US GAAP in respect of market risk sensitive instruments are described in Item 5 “Summary of Differences Between International and United States Generally Accepted Accounting Principles”.

ITEM 4: INTERIM FINANCIAL STATEMENTS (IFRS)
Consolidated Income Statement for the half year ended 31 December 2005

		2005/06	2004/05
		Half year	Half year
		£m	£m
	Notes	(unaudited)	(unaudited)

Revenue	2	2,016	1,855
Operating expenses	3	(1,602)	(1,499)
Operating profit		414	356

Share of results of joint ventures and associates		7	8
Investment income		20	15
Finance costs		(51)	(45)
Profit on disposal of joint venture		—	9
Profit before tax		390	343

Taxation	4	(116)	(98)
Profit for the period		274	245

Earnings per share from profit for the period
Basic and diluted (in pence)	5	14.9p	12.7p

All profit for the period is attributable to equity holders of the parent.
All results relate to continuing operations.
The accompanying notes are an integral part of this consolidated income statement.
Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2005

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

Profit for the period	274	245

Unrealised gains (losses) arising during the period
Cash flow hedges	19	(78)
Tax on cash flow hedges	(6)	23
	13	(55)

Reclassified and reported in profit for the period
(Gains) losses on cash flow hedges	(18)	54
Tax on cash flow hedges	6	(16)
	(12)	38

Net gains (losses) not recognised in the Income Statement	1	(17)

Total recognised income for the period	275	228

All recognised income for the period is attributable to equity holders of the parent.

Consolidated Balance Sheet as at 31 December 2005

		31 December	30 June
		2005	2005
		£m	£m
	Notes	(unaudited)	(unaudited)

Non-current assets
Goodwill		417	417
Intangible assets		221	202
Property, plant and equipment		349	335
Investments in joint ventures and associates		29	23
Available for sale investments		52	2
Derivative financial assets		13	9
Deferred tax assets		79	105
		1,160	1,093

Current assets
Inventories		568	321
Trade and other receivables		389	331
Derivative financial assets		29	14
Short-term deposits		764	194
Cash and cash equivalents		889	503
		2,639	1,363

Total assets		3,799	2,456

Current liabilities
Borrowings		174	—
Trade and other payables		1,376	1,031
Derivative financial liabilities		26	6
Current tax liabilities		116	100
Provisions		6	13
		1,698	1,150

Non-current liabilities
Borrowings		1,854	982
Other payables		23	25
Derivative financial liabilities		80	112
		1,957	1,119

Total liabilities		3,655	2,269

Shareholders’ equity	7	144	187

Total liabilities and shareholders’ equity		3,799	2,456

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated Cash Flow Statement for the half year ended 31 December 2005

		2005/06	2004/05
		Half year	Half year
		£m	£m
	Notes	(unaudited)	(unaudited)

Cash flows from operating activities
Cash generated from operations	8a	514	407
Interest received		16	17
Taxation paid		(76)	(28)

Net cash from operating activities		454	396

Cash flows from investing activities
Funding to joint ventures and associates		(2)	(4)
Repayments of funding from joint ventures and associates		1	6
Dividends received from joint ventures and associates		3	7
Proceeds from the sale of a joint venture		—	14
Purchase of property, plant and equipment		(58)	(60)
Purchase of intangible assets		(36)	(63)
Purchase of available-for-sale investments		(51)	—
(Increase) decrease in short-term deposits		(570)	71

Net cash used in investing activities		(713)	(29)

Cash flows from financing activities
Proceeds from issue of guaranteed notes	8b	1,014	—
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		7	2
Share buy-back		(240)	(128)
Interest paid		(44)	(49)
Dividends paid to shareholders		(92)	(63)

Net cash from (used in) financing activities		645	(238)

Net increase in cash and cash equivalents		386	129

Cash and cash equivalents at beginning of the period		503	513

Cash and cash equivalents at end of the period		889	642

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to the interim accounts
1	Accounting policies
British Sky Broadcasting Group plc (the “Company”) is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom. The consolidated financial statements of the Company for the half year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the “Group”) and its interests in associates and jointly-controlled entities.
a)	Statement of compliance
The Group has a date of transition to International Financial Reporting Standards (“IFRS”) of 1 July 2004 (the “IFRS Transition Date”). The following IFRSs have been adopted from the IFRS Transition Date, which is earlier than required under the IFRS transitional provisions: International Accounting Standard (“IAS”) 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.
b)	Basis of preparation
The interim accounts for the half year ended 31 December 2005, which were approved by the Board of Directors on 31 January 2006, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Group will adopt IFRS for the first time in its financial statements for the year ended 30 June 2006, which will include comparative financial statements for the year ended 30 June 2005. IFRS 1 “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. IFRS 1 also requires that those policies be applied as of the IFRS Transition Date and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial statements have been prepared in accordance with those International Accounting Standards Board (“IASB”) standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at 31 December 2005. The IASB standards and IFRIC interpretations that will be applicable at 30 June 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Group’s first IFRS financial statements.
The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2006, this date will be 2 July 2006, this being a 52 week year (Fiscal Year 2005: 3 July 2005, 53 week year). This interim report is prepared to 1 January 2006, being the first 26 weeks of the 52 week year (Fiscal Year 2005: 26 weeks of the 53 week year). For convenience purposes, the Group continues to date its interim report as of 31 December 2005.
The unaudited interim accounts for the half year ended 31 December 2005 do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.
The financial statements have been prepared on a historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below.
The accounts have been prepared on a going concern basis.
c)	Basis of consolidation
i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the financial statements of the Company from the date control commences until the date that control ceases.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

ii.	Associates and joint ventures

Associates are entities where the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Joint ventures are those entities which are jointly controlled by the Group under a contractual agreement.

The consolidated financial statements include the Group’s share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on the present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see note k). When the Group’s interest in an associate or joint venture has been reduced to nil because the Group’s share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or made payments on behalf of an associate or joint venture. Where the disposal of an investment in associates and joint ventures is considered highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.
d)	Foreign currency translation
The Group’s presentational currency is pounds sterling. Trading activities denominated in foreign currencies are recorded in sterling at the actual exchange rates as of the date of the transaction. Monetary assets, liabilities and commitments denominated in foreign currencies at the period end are reported at the rates of exchange at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the date of the initial transaction. Gains and losses on retranslation of assets and liabilities are included net in the profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

e)	Derivative financial instruments and hedging activities
The Group uses a number of derivatives to hedge its exposures to fluctuations in interest and foreign exchange rates.
Derivatives are held at fair value from the date that a derivative contract is entered into. Certain derivatives held by the Group relating to highly probable forecast transactions (the “hedged items”) that meet qualifying criteria under IAS 39 are designated as cash flow hedges, and are subject to hedge accounting. Other derivatives held by the Group do not meet the qualifying criteria for recognition as cash flow hedges, despite this being their economic purpose. Changes in the fair values of these derivatives are recognised immediately in the income statement. The Group does not hold or issue derivatives for speculative purposes.
Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is estimated with reference to the contracted value and the appropriate market value prevailing at each balance sheet date.
Derivatives that qualify for cash flow hedge accounting
Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve. In the circumstances where only the intrinsic value of a derivative is designated as a cash flow hedge, only the intrinsic value of the derivative is initially recognised in the hedging reserve, with all other movements being recognised in the income statement. Amounts accumulated in the hedging reserve are subsequently recognised in the income statement in the periods when the related hedged items are recognised in the income statement.
When a hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the hedging instruments are immediately recognised in the income statement.
The ongoing effectiveness of the Group’s cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows for hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group’s cash flow hedges is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated item achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in the income statement.
Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognised within the income statement during the period in which they arise.
f)	Goodwill and Intangible assets
i.	Goodwill

Business combinations that have occurred since the IFRS Transition Date are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Where a business combination occurs in several stages, as a result of successive share purchases, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase. Any movement in the fair value of the Group’s share of net assets held previously is recognised in a revaluation reserve.

In respect of business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the goodwill’s carrying value under the Group’s UK GAAP accounting policies on the IFRS Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the IFRS Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

Goodwill is stated at cost less any impairment losses and is tested at least annually for impairment. Any impairment identified is recognised immediately in the income statement and is not subsequently reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.

ii.	Intangible assets

Research expenditure is recognised in the income statement as the expense is incurred. Costs incurred on development projects (relating to the application of research knowledge to plan or design new or substantially improved products for sale or use within the business) are recognised as intangible assets from the point at which it is probable that the Group has the intention and ability to generate future economic benefits for the Group from the development expenditure, that the development is technically feasible and that the subsequent expenditure can be measured reliably. Other development expenditure is recognised in the income statement as incurred.

Other intangibles, which are acquired by the Group separately or through business combinations, are stated at cost less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

Amortisation of an intangible asset begins when the asset is available for use, and is charged to the income statement through operating expenses on a straight-line basis over the estimated useful life of the intangible asset, being a period of no more than four years, unless the asset life is judged to be indefinite. If the useful life is indefinite or the asset is not yet available for use, no amortisation is charged and an impairment test is carried out at least annually. Other intangible assets are tested for impairment in line with accounting policy (k) below.
g)	Property, plant and equipment
i.	Owned assets

Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment losses, (see accounting policy (k)), other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

When an item of property, plant and equipment is comprised of major components having different useful lives, the components are accounted for as separate items of property, plant and equipment.

ii.	Leased assets

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as property, plant and equipment (see accounting policy (p)).

iii.	Depreciation

Depreciation is provided to write off the cost, less estimated residual value, of property, plant and equipment on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal annual rates used for this purpose are:

Freehold buildings	4%
Leasehold improvements	Lower of lease period or life of the asset
Equipment, furniture and fixtures	10% — 33 1/3%
Assets under finance leases	Lower of lease period or life of the asset
iv.	Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.
h)	Inventories
i.	Acquired and commissioned television programme rights

Programme rights are stated at the lower of cost and net realisable value (“NRV”), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date.

Contractual obligations for programme rights not yet available for transmission are not included in the cost of programme rights, but are disclosed as contractual commitments. Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments. Programme rights are recorded in inventory when the programmes are available for transmission.

The cost of programme rights is recognised in the operating expenses line of the income statement primarily as shown below:
Sports — 100% recognised on the first showing or, where contracts provide for sports rights for multiple seasons or competitions, such rights are principally recognised on a straight-line basis across the seasons or competitions.
Current affairs — 100% recognised in the income statement on first showing,
General entertainment — Recognised through the income statement based on the number of transmissions, as follows:

– One showing planned — 100%

– Two showings planned — 60%; 40%

– Three showings planned — 50%; 30%; 20%

– Four showings planned — 40%; 30%; 20%; 10%
Movies – Acquired movie rights are recognised in the income statement on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window.
Where programme rights are surplus to Group requirements, and no gain is anticipated through a disposal of the rights, or where the programming will not be broadcast for any other reason, a write-down to the income statement is made. Reversals of inventory write-downs are recognised as reductions in operating expenses.

ii	Digiboxes and related equipment

Digiboxes and related equipment includes digiboxes (including Sky+ boxes), Low Noise Blockers (“LNBs”) and mini-dishes. These inventories are valued at the lower of cost and NRV, the latter of which reflects the value the business expects to realise from the digiboxes and the related equipment in the hands of the customer, and recognised through the operating expenses line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the digibox upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers. The amount recognised in the income statement as the inventories are sold is recognised on a first-in first-out basis (“FIFO”).

iii	Raw materials, consumables and goods held for resale

Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV. The cost of raw materials, consumables and goods held for resale is recognised through the operating expenses line of the income statement on a FIFO basis.
i)	Financial assets and liabilities

Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each balance sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the financial asset or liability.
a.	Equity investments

Equity investments intended to be held for an indefinite period of time are classified as available-for-sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in reserves. Where the fair value cannot be reliably measured, the investment is carried at cost. Any impairment losses in equity investments are recognised in the income statement and are not reversible under any circumstances. Available-for-sale investments are included within non-current assets unless management have the intention of holding the investment for less than twelve months from the balance sheet date, in which case they are included in current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

b.	Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments and are measured at amortised cost using the effective interest method. Trade and other receivables, with no stated interest rate, are measured at the original invoice amount if the effect of discounting is immaterial. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the income statement.

c.	Short term deposits

This includes short term deposits and commercial paper which have maturity dates of more than 3 months from inception. These deposits are held at amortised cost, less any allowance for impairment losses.

d.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of 3 months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are included as a component of cash and cash equivalents where offset conditions are met.

e.	Trade and other payables

Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables, with no stated interest rate, are measured at the original invoice amount if the effect of discounting is immaterial.

f.	Borrowings

Borrowings are recorded at the proceeds received, net of direct issue costs. Finance charges, including any premium payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement using the effective interest method and are added to the carrying amount of the underlying instrument to which they relate, to the extent that they are not settled in the period in which they arise.
j)	Transponder rental prepayments
Payments made in respect of future satellite capacity have been recorded as prepaid transponder lease costs. These payments are recognised in the income statement on a straight-line basis over the term of the lease.
k)	Impairment
At each balance sheet date, and in accordance with IAS 36 “Impairment of Assets”, the Group reviews the carrying amounts of all its assets excluding inventories (see accounting policy (h)), non-current assets classified as held for sale, financial assets (see accounting policy (i)) and deferred taxation (see accounting policy (q)) to determine whether there is any indication that any of those assets have suffered an impairment loss.
An impairment, other than an impairment of an investment in a joint venture or associate, is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. An impairment of an investment in a joint venture or associate is recognised within the share of profit from joint ventures and associates. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to those units, and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.
An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Any impairment loss in respect of goodwill is irreversible.
l)	Provisions
Provisions are recognised when the Group has a present legal or constructive obligation to make a probable transfer of economic benefits as a result of past events. The amounts recognised represent the Group’s best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material.
m)	ESOP reserve
Where the Company or its subsidiaries purchase the Company’s own equity shares, the cost of those shares, including any attributable transaction costs, is presented within the ESOP reserve as a deduction in shareholders’ equity in the consolidated financial statements.
n)	Revenue recognition
Revenue, which excludes value added tax and sales between Group companies, represents the gross inflow of economic benefit from Sky’s operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Group’s main sources of revenue are recognised as follows:
– Revenue from the provision of direct-to-home (“DTH”) subscription services is recognised as the services are provided, net of any discount given. Pay-per-view revenue is recognised when the event, movie or football match is viewed.
– Cable revenue is recognised as the services are provided to the cable operators and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable operators, and the applicable rate.
– Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales where Sky acts as an agent on behalf of third parties is recognised on a net commission basis.
– The Group accounts for betting and gaming revenues in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Sky Bet revenues therefore represent income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts. Application of this accounting policy in the half year ended 31 December 2005 decreased revenue and operating expenses by £120 million (half year ended 31 December 2004: £102 million) compared to amounts previously published.
– Sky Active revenues include income from on-line advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to broadcasters and interactive service providers on the Sky digital platform. All Sky Active revenues are recognised in the income statement when the goods or services are delivered.
– Other revenue principally includes income from installations, digibox sales revenues (including the sales of Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, customer management service fees, conditional access fees and access control fees. Other revenues are recognised, net of any discount given, when the relevant goods or service are provided.
o)	Employee benefits
Wages, salaries and social security contributions
Wages, salaries, social security contributions, bonuses payable and non-monetary benefits for current employees, are recognised in the income statement as the employees’ services are rendered.
Pension obligations
The Group provides pensions to eligible employees through the BSkyB Pension Plan which is a defined contribution scheme. The amount charged to the income statement in the year represents the cost of contributions payable by the Group to the scheme in exchange for employee services rendered in that year. The assets of the BSkyB Pension Plan are held independently of the Group.
Termination benefits
Termination benefits are recognised as a liability when, and only when, the Group has a demonstrable commitment to terminate the employment of an employee or group of employees before the normal retirement date or as the result of an offer to encourage voluntary redundancy.
Equity compensation benefits
The Group issues equity-settled share-based payments to certain employees which must be measured at fair value and recognised as an expense in the income statement with a corresponding increase in equity. The fair values of these payments are measured at the dates of grant using option-pricing models, taking into account the terms and conditions upon which the awards are granted. The fair value is recognised over the period during which employees become unconditionally entitled to the awards, subject to the Group’s estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. Where an award has market-based performance conditions, the fair value of the award is adjusted at the date of grant for the probability of achieving these via the option pricing model. The total amount recognised in the income statement as an expense is adjusted to reflect the actual number of awards that vest, except where forfeiture is due to the failure to meet market-based performance measures.
In accordance with the transitional provisions in IFRS 1, and IFRS 2 “Share-based payment”, the recognition and measurement principles in IFRS 2 have only been applied to options and awards granted after 7 November 2002 that had not vested by 1 January 2005.
p)	Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset to the lessee. All other leases are classified as operating leases.

The Group as lessor
Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to reflect a constant periodic rate of return on the Group’s net investment outstanding.
The lease income receivable from operating leases is recognised on a straight-line basis over the term of the lease.
The Group as lessee
Assets held under finance leases are recognised as assets of the Group at their fair value on the date of acquisition, or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.
The lease expense arising from operating leases is charged to the income statement on a straight line basis over the term of the lease, unless another systematic basis is more appropriate. Benefits received and receivable as incentives to enter into operating leases are recorded on a straight line basis over the lease term.
q)	Taxes, including deferred taxes
The Group’s liability for current tax is based on taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.
Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit, and differences relating to investments in subsidiaries to the extent that it is not probable that they will reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.
A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity.
r)	Dividends
Dividends are recognised in the profit and loss reserve in the period in which they are declared or paid.
s)	Earnings per share
Basic earnings per share represents the profit attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, excluding the weighted average number of Ordinary Shares purchased by the Group and held in the Group’s ESOP Trust during the year to satisfy employee share awards.
Diluted earnings per share represents the profit attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, excluding the weighted average number of Ordinary Shares purchased by the Group and held in the Group’s ESOP Trust during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the year.
t)	Reportable segments
A reportable segment, as defined by IAS 14 “Segmental Reporting”, is a distinguishable business or geographical component of the Group, that provides products or services, that are subject to risks and rewards that are different from those of other segments. The Group has no reportable segments within its business.
2	Revenue

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

DTH subscribers	1,554	1,426
Cable subscribers	112	109
Advertising	171	159
Sky Bet	16	16
Sky Active	46	46
Other	117	99
	2,016	1,855

3	Operating expenses

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

Programming	810	806
Transmission and related functions	87	87
Marketing	332	264
Subscriber management	219	197
Administration	154	145
	1,602	1,499

4	Taxation
Taxation recognised in the income statement

	2005/06	2004/05
	Half year	Half year
	charge	charge
	£m	£m
	(unaudited)	(unaudited)

Current tax expense
Current year	93	73
Adjustment in respect of prior years	—	(8)
Total current tax	93	65

Deferred tax expense
Origination and reversal of temporary differences	23	32
Adjustment in respect of prior years	—	1
Total deferred tax	23	33

Taxation	116	98

At 31 December 2005 a deferred tax asset of £14 million (30 June 2005: £14 million) principally arising from UK losses in the Group has not been recognised as these losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.
A deferred tax asset of £64 million (30 June 2005: £64 million) has not been recognised in respect of trading losses in the Group’s German holding companies of KirchPayTV on the basis that it is not probable that these temporary differences will reverse.
A deferred tax asset of £330 million (30 June 2005: £330 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV, on the basis that these temporary differences do not meet the criteria of a reversal being probable. The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £24 million (30 June 2005: £24 million) which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised.
5	Earnings per share
Basic earnings per share represents profit for the period, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group’s ESOP trust during the period.
Diluted earnings per share represents the profit for the period, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group’s ESOP trust during the period, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the period.
The weighted average number of shares was:

	2005/06	2004/05
	Half year	Half year
	Millions of shares	Millions of shares
	(unaudited)	(unaudited)

Ordinary Shares	1,849	1,939
ESOP trust Ordinary Shares	(4)	(4)

Basic shares	1,845	1,935

Dilutive Ordinary Shares from share options	2	2

Diluted shares	1,847	1,937

The calculation of diluted earnings per share excludes 34 million share options (half year ended 31 December 2004: 41 million), which could potentially dilute earnings per share in the future, because they were anti-dilutive for the period since the expected future proceeds from the options exceeded the average fair value of shares during the period.
6	Equity dividends

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

2004/05 Final dividend paid: 5.0p per Ordinary Share (2003/04: 3.25p)	92	63
	92	63

The proposed interim dividend for the half year ended 31 December 2005 of 5.5 pence per Ordinary Share, was approved by the Directors, and was recognised as a £100 million liability, on 31 January 2006. It was paid on 25 April 2006 to shareholders of record on 31 March 2006.
The ESOP has waived its rights to dividends.

7	Reconciliation of movement in shareholders’ equity

			Capital						Total
	Share	Share	redemption	Special	ESOP	Merger	Hedging	Retained	shareholders’
	capital	Premium	reserve	reserve	reserve	reserve	reserve	earnings	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2004	971	1,437	—	14	(30)	222	(1)	(2,447)	166
Share buyback	(11)	—	11	—	—	—	—	(128)	(128)
Recognition and transfer of cash flow hedges	—	—	—	—	—	—	(24)	—	(24)
Share-based payments	—	—	—	—	7	—	—	7	14
Tax on items taken directly to equity	—	—	—	—	—	—	7	(4)	3
Profit for the period	—	—	—	—	—	—	—	245	245
Dividends	—	—	—	—	—	—	—	(63)	(63)
At 31 December 2004	960	1,437	11	14	(23)	222	(18)	(2,390)	213

			Capital						Total
	Share	Share	redemption	Special	ESOP	Merger	Hedging	Retained	shareholders’
	capital	Premium	reserve	reserve	reserve	reserve	reserve	earnings	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2005	934	1,437	37	14	(32)	222	(14)	(2,411)	187
Share buyback	(23)	—	23	—	—	—	—	(240)	(240)
Recognition and transfer of cash flow hedges	—	—	—	—	—	—	1	—	1
Share-based payments	—	—	—	—	15	—	—	1	16
Tax on items taken directly to equity	—	—	—	—	—	—	—	(2)	(2)
Profit for the period	—	—	—	—	—	—	—	274	274
Dividends	—	—	—	—	—	—	—	(92)	(92)
At 31 December 2005	911	1,437	60	14	(17)	222	(13)	(2,470)	144

The periods from 1 July 2004 to 31 December 2004 and from 1 July 2005 to 31 December 2005 are unaudited.
Share option schemes
At 31 December 2005, the Group’s ESOP held 2,991,441 Ordinary Shares in the Company at an average cost of £5.79 per share. During the period, 2,617,771 shares were utilised relating to the exercise of Long Term Incentive Plan (“LTIP”), Equity Bonus Plan (“EBP”), Key Contributor Plan (“KCP”), Executive Share Option Scheme and Sharesave Scheme awards.
Purchase of own shares
On 12 November 2004, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. On 4 November 2005, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to further purchase up to 92 million Ordinary Shares. Under the former resolution, during the half year ended 31 December 2004, the Company purchased, and subsequently cancelled, 23 million Ordinary Shares at an average price of 557 pence per share, with a nominal value of £11 million, for a consideration of £128 million. This represents 1% of called-up share capital at the beginning of the half year period. During the half year ended 31 December 2005 the Company purchased, and subsequently cancelled, 45 million Ordinary Shares at an average price of 528 pence per share, with a nominal value of £23 million, for a consideration of £240 million. This represents 2% of called-up share capital at the beginning of the half year period under review.
Merger reserve
The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provided relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief was available when three conditions had been satisfied:
1.	When a company secured at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provided for the allotment of equity shares by the acquirer.

3.	Consideration for the shares was either the issue or transfer of shares to the acquirer of equity shares in the acquired company, or the cancellation of those equity shares in the acquired company which the acquirer did not already hold.
The merger reserve was created as a result of the acquisition by the Group of interests in two entities:
1. SIG
The acquisition of 100% of SIG on 12 July 2000, where consideration was paid by the issue of equity shares in the Group.
2. BiB
Consideration was paid in BSkyB shares on 28 June 2001 and on 11 November 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously held 80.1% of BiB).
Special reserve
A special reserve was created following the approval from the High Court on 10 December 2003 to reduce the Company’s share premium account by £1,120 million. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.
As part of the application, the Company’s balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million since 30 June 2003, to £1,106 million.
As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.
Capital redemption reserve
On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97 million BSkyB Ordinary Shares. On 4 November 2005, the Company’s shareholders approved a new resolution at the AGM for the Company to purchase up to a further 92 million BSkyB Ordinary Shares. These shares are cancelled upon repurchase by the Company.
Under UK company law, where the shares of a company are purchased wholly out of that company’s retained profits, the amount by which the company’s issued share capital is reduced on cancellation of the shares repurchased is credited to a capital redemption reserve.
8	Notes to consolidated cash flow statement

a)	Reconciliation of profit before taxation to cash generated from operations

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

Profit before taxation	390	343
Adjustments for:
Depreciation of property, plant and equipment	36	20
Amortisation of intangible assets	20	28
Profit on disposal of joint venture	—	(9)
Net finance costs	31	30
Share of results of joint ventures and associates	(7)	(8)
	470	404

Increase in trade and other receivables	(54)	(13)
(Increase) decrease in inventories	(211)	275
Increase (decrease) in trade and other payables	312	(248)
Decrease in provisions	(7)	—
Decrease (increase) in derivative financial instruments	4	(11)
Cash generated from operations	514	407

b)	Proceeds from issue of guaranteed notes
On 20 October 2005, the Group issued guaranteed notes (the “new notes”) consisting of US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017. The new notes are carried in the balance sheet at £1,024 million at 31 December 2005.
In accordance with the Group’s treasury policy, various cross-currency swap agreements have been entered into to swap the Group’s exposure from the new notes into pounds sterling. In addition, the Group has entered into pounds sterling interest rate swap agreements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. The total fair value of new cross-currency swap and interest rate swap agreements associated with the new notes carried on the balance sheet at 31 December 2005 is £10 million.
9	Other matters
Contingent liabilities
The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK.
The Directors do not expect any material loss to arise from the above contingent liabilities.
Contingent assets
Under the terms of one of the Group’s channel distribution agreements, British Sky Broadcasting Limited is entitled to receive a payment (unless the agreement is terminated due to the default of the Group), between July and September 2006, equal to a proportion of the fair value of certain of the channels under that distribution agreement. The fair value of the channels is to be determined at the earlier of contract termination and 30 June 2006. Accordingly, it is not yet possible to determine the value of the payment to be received.
The Group has served a claim for a material amount against an information and technology services provider, which provided services to the Group as part of the Group’s investment in Customer Relationship Management (“CRM”) software and infrastructure. The amount that may be recovered by the Group will not be finally determined until resolution of the claim.
Business combinations
On 21 October 2005, Sky Broadband Services Limited (“Sky Broadband”), a subsidiary of the Company, made a recommended cash offer for the entire issued and to be issued share capital of Easynet Group plc (“Easynet”). Easynet is a leading pan-European networking business, providing customers with innovative, IP-based wide area network solutions. The acquisition of Easynet provides the Group with an opportunity to use and extend an existing network to offer residential broadband services.
On 6 January 2006, the offer was declared unconditional in all respects, and this is considered to be the acquisition date under IFRS 3. On 12 January 2006, Sky Broadband had received valid acceptances of the offer in respect of more than nine-tenths in value of Easynet shares to which the offer related and implemented the procedure set out in sections 428 to 430F of the Companies Act 1985 to acquire compulsorily those shares from shareholders who had not assented to the offer. Sky Broadband has subsequently acquired 100% of the existing issued share capital of Easynet, for £222 million inclusive of fees.
Due to the short period between acquisition and the publication of this report, it is not practicable to disclose Easynet’s assets (including goodwill acquired), liabilities and contingent liabilities at the acquisition date. For the same reason, it is also not practicable to disclose the profit or loss of the combined group for the period as though the acquisition date had occurred at 1 July 2005. No profit or loss attributable to Easynet has been included in the Group’s profit for the period to 31 December 2005. Had the acquisition occurred on 1 July 2005, the Group’s revenue for the period would have increased by £81 million to £2,097 million.
Changes in estimates
There have been no material changes in estimates of amounts reported in the six months ended 31 December 2005 or in the year ended 30 June 2005.
10	Regulatory update
European Commission Investigation — Football Association Premier League Limited (“FAPL”)
The European Commission’s investigation into the FAPL’s joint selling of exclusive broadcast rights to football matches has concluded with the Commission’s adoption, in March 2006, of a decision, making commitments offered by the FAPL legally enforceable. These commitments are to remain in force until June 2013 and thus relate to the FAPL’s auction of media rights for the 2007/08 to 2009/10 seasons and the subsequent auction of rights. Among other things, the commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. Live TV rights will be sold in six balanced packages, with no one bidder being allowed to buy all six packages, and packages will be sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights to broadcast via mobile phones.

The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. We are not yet able to assess whether, or to what extent, these developments will have a material effect on the Group.
The Commission confirmed in 2004 in a “comfort letter” that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission’s other investigations in connection with the Group’s bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and FAPL. The Commission’s decision of March 2006 does not address competition issues which may arise from contracts for rights in relation to FAPL matches from the 2007/08 season onwards; any such issues could be assessed separately under the competition rules at either European or national level.
European Commission Sector Inquiry — “New Media” Sports Rights
In September 2005, the European Commission published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks, which it had initiated in January 2004.
The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content and on which it states that it will focus in the future. Among others, these include: (i) the sale of what the European Commission considers to be bundled audiovisual rights for various retail platforms to one or a few operators, in relation to which the European Commission has said that it will target situations where rights to premium sports remain under-exploited through such bundled sale of rights and subsequent warehousing of rights by powerful operators; and (ii) restricting the length and timing of 3G transmissions of sports coverage, which the European Commission considers may have a negative impact on the value of 3G rights and the take-up of 3G sports services by consumers.
The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behaviour is not adjusted to comply with the requirements of competition law.
The European Commission has not announced any proceedings arising from situations identified in the sector inquiry or publicly indicated which individual companies might be the subject of proceedings. At this stage, the Group is unable to determine whether the European Commission’s concluding report or any subsequent proceedings might have a material effect on the Group.
Ofcom review of conditional access guidelines
In May 2005, the Office of Communications (“Ofcom”) initiated a review of its guidelines entitled “The pricing of conditional access services and related issues”. These guidelines, which were originally adopted by the Office of Telecommunications (Oftel) in May 2002, set out Ofcom’s policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).
In November 2005, Ofcom published a consultation document as part of this review entitled “Provision of Technical Platform Services – a consultation on proposed guidance as to how Ofcom may interpret the meaning of “fair, reasonable and non-discriminatory” and other regulatory conditions when assessing charges and terms offered by regulated providers of Technical Platform Services”. The Group has submitted a response to Ofcom’s consultation.
In April 2006, Ofcom issued a further document containing draft revised guidelines and an explanatory statement concerning the provision of Technical Platform Services. This document is subject to further consultation, the deadline for which is 22 May 2006. The Group intends to submit a response to this further consultation. Ofcom has indicated that it intends to publish final guidelines by the end of June 2006. The Group continues to co-operate with this review and at this stage is unable to determine whether the review will have a material effect on the Group.

11	Transactions with related parties and major shareholders

a)	Entities with joint control or significant influence
The Group conducts all business transactions with companies which are part of the News Corporation group (“News Corporation”), a major shareholder, on an arm’s length basis:

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

Supply of services by the Group	12	8
Purchases of goods/services by the Group	80	79

	31 December	30 June
	2005	2005
	£m	£m
	(unaudited)	(unaudited)

Amounts owed by related parties to the Group	1	1
Amounts owed to related parties by the Group	47	33

Services supplied to News Corporation companies

–	Programming-related services.

–	Telephony services.

–	Provision of airtime.

–	Provision of transponder capacity, uplinking and EPG facilities and marketing services.

–	Supply of consultancy services.
Purchases of goods/services from News Corporation companies

–	Programming-related services.

–	Smart cards and encryption services.

–	Supply of digital equipment.

–	Supply of telephony services.

–	Provision of media-based advertising services.

–	Provision of rental premises.

–	Supply of IT services.

–	Supply of interactive and internet-based services.

–	Provision of sports rights.

–	Carriage fees for the supply of programming.
b)	Joint ventures and associates
All transactions with joint ventures and associates are conducted on an arm’s length basis.

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

Supply of services by the Group	8	9
Purchases of goods/services by the Group	23	29

	31 December	30 June
	2005	2005
	£m	£m
	(unaudited)	(unaudited)

Amounts owed by joint ventures and associates to the Group	23	21
Amounts owed to joint ventures and associates by the Group	5	3

Revenues are primarily generated from the provision of transponder capacity, marketing and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates includes £16 million (30 June 2005: £15 million) relating to loan funding.
The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of two of our joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. During the period, US$8 million (half year ended 31 December 2004: US$1 million) was paid to the joint ventures upon contract maturity and £4 million (half year ended 31 December 2004: £1 million) was received from the joint ventures, with no exposure to gains or losses being experienced by the Group on these transactions. The face value of forward exchange contracts that had not matured as at 31 December 2005 was £7 million (30 June 2005: £11 million).
c)	Other transactions with related parties
A close family member of two Directors of the Company has a controlling interest in Shine Entertainment Limited, in which the Group also has a 3.0% equity shareholding. During the period, the Group incurred development and production costs for television of £6 million (half year ended 31 December 2004: £2 million) from Shine Entertainment Limited. At 31 December 2005, there was an outstanding amount of £1 million (30 June 2005: £1 million) due to Shine Entertainment Limited. There were no outstanding amounts due to the Group from Shine Entertainment Limited.
d)	Key management
The Group has a related party relationship with the Directors of the Group as key management. At 31 December 2005 there were 15 (30 June 2005: 15) key management all of whom were Directors of the Company. Key management compensation is provided below:

	2005/06	2004/05
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)

Short-term employee benefits	3	2
Share-based payments	1	—
	4	2

12	UK GAAP to IFRS reconciliations
The following is a summary of the effects of the adjustments from UK GAAP to IFRS on profit for the year ended 30 June 2005 and half year ended 31 December 2004.

	2004/05	2004/05
	Full year	Half year
	£m	£m
	(unaudited)	(unaudited)

Profit for the period under UK GAAP	425	154
Adjustments:
Goodwill amortisation	116	57
Profit on disposal of joint venture	32	32
Financial instruments and hedge accounting	17	10
Share-based payments	(19)	(6)
Intangible assets	11	—
Investment in joint ventures and associates	(1)	—
Tax impact of IFRS adjustments	(3)	(2)
Profit for the period under IFRS	578	245

The following is a summary of the effects of the adjustments from UK GAAP to IFRS on shareholders’ equity as at 30 June 2005, 31 December 2004 and 1 July 2004.

	30 June	31 December	1 July
	2005	2004	2004
	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)

Shareholders’ (deficit) equity under UK GAAP	(34)	83	90
Adjustments:
Goodwill amortisation	116	57	—
Share-based payments	14	19	23
Financial instruments and hedge accounting	(18)	(36)	(19)
Intangible assets	11	—	—
Deferred taxation	5	10	6
Investment in joint ventures and associates	—	3	3
Dividend accrual	93	77	63
Shareholders’ equity under IFRS	187	213	166

There were no material adjustments to the cash flow statement for the half year ended 31 December 2004.
The adoption of IFRS has led to some changes in the Group’s accounting policies, results, and the presentation of its financial statements, and other disclosures within the Interim Report on Form 6-K, which have previously been in accordance with UK GAAP. The principal effects on the Group’s financial statements have been as follows:
Share-based payments
Under UK GAAP, the Group recognised a charge in the profit and loss account for its long-term incentive plans, based on the difference between the exercise price of the award and the price of a Sky share on the date of grant (the “intrinsic value”). No charge was recognised in respect of the Executive Share scheme, as the awards had an intrinsic value of nil, nor in respect of the Sharesave scheme due to a specific exemption under UK GAAP for such schemes.
Under IFRS 2 “Share-based Payment”, the Group is required to recognise a charge in the income statement for all share options and awards, based on the fair value of the awards as calculated at the grant date using an option-pricing model. This IFRS method of valuation is applied in assessing the income statement charge for all share option schemes, including the Executive and Sharesave schemes.
Under UK GAAP, certain amounts charged through the profit and loss account for share-based payments were shown within accruals in the balance sheet. Under IFRS, they are required to be recorded within reserves, resulting in a reclassification between accruals and reserves. In addition, the requirements of IAS 12 “Income Taxes” led to the recognition of additional deferred tax assets relating to share-based payments.
Financial instruments and hedge accounting
Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures, the rates inherent in the hedging contracts were used to translate the hedged items. IAS 21 “The Effects of Changes in Foreign Exchange Rates” requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing rates at each balance sheet date.
Under UK GAAP, the Group recognised gains or losses on financial instruments on maturity. Under IAS 39 “Financial Instruments: Recognition and Measurement”, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. Where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in fair value) that is determined to be an effective hedge is initially recognised in equity in a hedging reserve, and is transferred to the income statement over the same period as the underlying hedged exposure affects the income statement.
Goodwill amortisation
Under UK GAAP, the Group amortised goodwill on a straight-line basis over periods of no longer than twenty years. Under IFRS 3 “Business Combinations”, the Group’s goodwill balances that existed at the IFRS Transition Date are no longer amortised and instead are subject to annual impairment testing.
Profit on disposal of joint venture
Under UK GAAP, goodwill arising on acquisition which had been written off to reserves was recycled to the profit and loss account on disposal of the investment. Under IFRS 3, such goodwill is not included in the gain or loss on disposal. This results in a different gain or loss on disposal of investments under IFRS.
Intangible assets
IAS 38 “Intangible Assets” requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification.
IAS 38 also requires development expenditure to be recognised in the balance sheet if it is probable it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain smartcard development expenditure that was expensed under UK GAAP must be capitalised under these criteria.
Investment in joint ventures and associates
Under UK GAAP, the Group accounted for its share of joint ventures and associates using equity accounting. Under IFRS, the Group continues to apply equity accounting. However, under IFRS, the Group is required to cease recognising losses in equity accounted investments where our share of the loss exceeds our investment in the venture, unless the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate. In addition, the Group’s share of joint ventures’ interest and taxation are reported through the share of results of joint ventures line. Lastly, goodwill amortisation relating to joint ventures and associates has been reversed out under IFRS.

Revenue
Under UK GAAP, revenues derived from the sale of surplus programming rights and magazine advertising were recognised net against operating expenses. Under IFRS, this revenue has been recognised on a gross basis resulting in an increase in revenue, offset by an increase in operating costs.
Under UK GAAP, costs from betting and gaming activities, aside from on-line casino operations and casino-style interactive roulette games, were shown within “operating expenses”. Under IFRS, income in the period (defined as amounts staked by customers less betting payouts) is recorded within “revenue”, resulting in a decrease in revenue, offset by an equal decrease in operating expenses.
Dividend accrual
Under UK GAAP, dividends declared after the balance sheet date, but before the date of signing the financial statements, were treated as an adjusting post balance sheet event, and the associated dividend payable was recorded as a liability within the period-end balance sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved.
Cash flow statements
Under IAS 7 “Cash Flow Statements”, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition.
Presentation of the financial statements
IAS 1 “Presentation of Financial Statements” (“IAS 1”) does not provide definitive guidance on the format of the income statement or balance sheet, but stipulates certain line items that must be disclosed as a minimum. Additional line items, headings and subtotals are presented on the face of the Group’s income statement and balance sheet where such presentation is relevant to the understanding of the Group’s financial performance or position.
Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax assets previously classified under current assets under UK GAAP.
In addition, certain provisions disclosed separately under UK GAAP have been reclassified to current liabilities.

ITEM 5: SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(i) Differences giving rise to accounting adjustments
The Group’s accounts are prepared in accordance with IFRS, which differs in certain respects from US GAAP.
In the opinion of management, the interim accounts reflect all adjustments that are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results for the half year ended 31 December 2005 are not necessarily indicative of the results that may be expected for the full year ending 30 June 2006.
The following is a summary of the significant adjustments to operating income, net income, shareholders’ funds and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP, as well as condensed consolidated income statements and balance sheets, prepared in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the half year ended 31 December 2005, at a rate of £1:$1.7188 (the noon buying rate on 31 December 2005 provided by the Federal Reserve Bank of New York), is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

	Convenience
	translation	Half year ended 31 December
	2005	2005	2004
	$m	£m	£m
	(except per share data)
	(unaudited)	(unaudited)	(unaudited)
Operating income:
Operating profit under IFRS	712	414	356
Adjustments:
Employee stock-based compensation(2)	—	—	8
Derivative accounting(3)	2	1	(1)
Capitalised interest(4)	(2)	(1)	(1)

Operating income under US GAAP	712	414	362

Net income:
Profit for the period under IFRS	471	274	245

Adjustments:
Goodwill — joint venture (1)	—	—	(23)
Employee stock-based compensation(2)	—	—	8
Derivative accounting(3)	(3)	(2)	(3)
Capitalised interest(4)	7	4	4

Net income under US GAAP	475	276	231

Basic and diluted earnings per share under US GAAP(6)	25.7 ¢	15.0p	11.9p

	Convenience
	translation	As at	As at
	2005	31 December 2005	30 June 2005
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Shareholders’ equity:
Capital and reserves under IFRS	248	144	187
Adjustments:
Goodwill — subsidiary(1)	1,057	615	615
Goodwill — joint venture(1)	2	1	1
Employee stock-based compensation(2)	9	5	5
Capitalised interest(4)	41	24	20
Deferred taxation(5)	(14)	(8)	(10)

Shareholders’ equity under US GAAP	1,343	781	818

Total assets:
Under IFRS	6,530	3,799	2,456
Adjustments:
Goodwill — subsidiary(1)	1,057	615	615
Goodwill — joint venture(1)	2	1	1
Capitalised interest(4)	41	24	20
Deferred taxation(5)	(14)	(8)	(10)

Under US GAAP	7,616	4,431	3,082

Total liabilities:
Under IFRS	(6,282)	(3,655)	(2,269)
Adjustments:
Employee stock-based compensation(2)	9	5	5

Under US GAAP	(6,273)	(3,650)	(2,264)

				Full year
	Convenience			ended 30
	translation	Half year ended 31 December		June
	2005	2005	2004	2005
	$m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(except per share data)
Income statement:
Amounts in accordance with US GAAP
Revenues	3,466	2,016	1,855	3,843
Costs and expenses applicable to revenues	(2,489)	(1,448)	(1,356)	(2,726)
Selling, general and administrative expenses	(265)	(154)	(137)	(275)

Operating profit	712	414	362	842
Non-operating income	34	20	1	15
Interest	(84)	(49)	(42)	(78)

Income before income tax expense and equity in earnings of affiliates	662	385	321	779
Income taxes expense	(199)	(116)	(98)	(216)
Equity in earnings of affiliates (net of tax of £1 million (half year ended 31 December 2004 and full year ended 30 June 2005: nil))	12	7	8	14

Net income	475	276	231	577

Basic earnings per share	25.7 ¢	15.0p	11.9p	30.2p
Diluted earnings per share	25.7 ¢	15.0p	11.9p	30.1p

	Convenience			As at
	translation	As at 31 December		30 June
	2005	2005	2004	2005
	$m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance sheet:
Amounts in accordance with US GAAP

Cash and cash equivalents	839	488	273	349
Short-term deposits	2,002	1,165	434	348
Inventories	976	568	599	321
Other current assets	791	460	422	388

Current assets	4,608	2,681	1,728	1,406

Goodwill	1,776	1,033	1,033	1,033
Investments	140	81	27	25
Property, plant and equipment	612	356	286	341
Intangible assets	409	238	178	216
Other assets	71	42	89	61

Total assets	7,616	4,431	3,341	3,082

Accounts payable	1,071	623	632	383
Other current liabilities	1,838	1,070	762	762

Total current liabilities	2,909	1,693	1,394	1,145

Long-term debt	3,187	1,854	911	982
Other liabilities	177	103	195	137

Total liabilities	6,273	3,650	2,500	2,264

Share capital	1,566	911	960	934
Other shareholders’ equity	(223)	(130)	(119)	(116)

Total liabilities and shareholders’ equity	7,616	4,431	3,341	3,082

Notes
(1) Goodwill
Under IFRS, for those business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the carrying value of the goodwill under the Group’s UK GAAP accounting policies on the IFRS Transition Date. Goodwill is stated at cost less any impairment losses and is tested at least annually for impairment.
Under US GAAP, the Group adopted SFAS No. 142 “Goodwill and Other Intangible Assets”

(“SFAS No. 142”) from 1 July 2002. As is the case under IFRS, SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.
For US GAAP reporting purposes, the latest annual impairment test was completed during fiscal 2005. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired. The annual impairment testing for fiscal 2006 will be completed later in this fiscal year.
Subsidiaries
Sky Television Limited
Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not reinstated on transition to IFRS, as required by IFRS 1, leading to an increase in total assets under US GAAP compared to IFRS of £309 million.
BiB
The Group completed the acquisition of a 67.5% interest in BiB during fiscal 2001. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost of £302 million, representing its carrying value under UK GAAP at the IFRS Transition Date. Under US GAAP, the goodwill arising on acquisition was £664 million. No amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.
During fiscal 2003, under US GAAP, the Group recognised a deferred tax asset of £24 million in respect of BiB tax losses carried forward. The tax benefits of BiB’s tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. This reduced the goodwill balance under US GAAP to £539 million, resulting in a goodwill balance which is currently £237 million higher than that under IFRS.
SIG
The Group completed the acquisition of SIG on 12 July 2000. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost at the IFRS Transition Date of £112 million. Under US GAAP, goodwill of £272 million was being amortised on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.
During fiscal 2003, under US GAAP, the Group recorded an impairment charge of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG. This reduced the goodwill balance under US GAAP to £184 million, resulting in a goodwill balance which is currently £72 million higher than that under IFRS.
In addition, there is £3 million of goodwill under IFRS, which has a carrying value of nil under US

GAAP, which has arisen on certain other acquisitions.
Joint ventures
On 1 November 2004, the Group sold its 49.5% investment in GSB, realising a profit on disposal under IFRS of £9 million. This was included as an item below operating profit. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of an additional 9.5% interest in GSB in March 1998 was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not included in determining any subsequent gain or loss on disposal under IFRS, as required by IFRS 1. Under US GAAP, the carrying value of the goodwill at the time of the disposal was £23 million, which resulted in a loss on disposal of £14 million.
Under US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. No amortisation charge is being recognised. Under IFRS, the deemed cost of this goodwill at the IFRS Transition Date was nil.
(2) Employee stock-based compensation
Under IFRS, the Group recognises an expense for all share options and awards based on fair values, measured at the date of grant using appropriate option-pricing models, taking into account the terms and conditions upon which the awards are granted. The expense is recognised over the period during which employees become unconditionally entitled to the awards, adjusted for the Group’s estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met.
Under US GAAP, prior to 1 July 2005, the Group accounted for the cost of options and awards in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). For performance-related options deemed to be variable plans under APB No. 25, compensation expense was measured as the difference between the quoted market price and the exercise price at the date when the number of shares that would vest and the exercise price was known (“the measurement date”); the cost was recognised over the period the employee performed the related services. Since the ultimate compensation was unknown until the performance conditions were satisfied, estimates of compensation expense were recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it was probable that the performance conditions would be attained. Options that vested conditional only on continued employment over the life of the options were deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of grant being charged against income over the vesting period of the options.
Under US GAAP, following the adoption of SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”), from 1 July 2005, the accounting for share options and awards has changed. SFAS No. 123R requires the recognition of an expense for all share options and awards granted to employees, based on the grant date fair value of those awards, as estimated using appropriate option-pricing models.
Under IFRS, in accordance with the transition provisions in IFRS 1 and IFRS 2 “Share-based Payment”, an expense has only been recognised in respect of options and awards granted after 7 November 2002, that had not vested by 1 January 2005. Under US GAAP, the Group adopted SFAS No. 123R using the modified prospective application transition method and was therefore required to recognise an expense in respect of the portion of any requisite vesting period which had not been completed for all options and awards at 1 July 2005, regardless of the original date of grant of those awards. Furthermore, under IFRS, the Group is required to recognise compensation cost for awards with graded vesting on an accelerated basis, as though each separately vesting portion of the award is a separate award. Under US GAAP, the Group is required to recognise compensation cost under SFAS No. 123R using the attribution method that was used under SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS No. 123”). Under SFAS No. 123, the Group recognised compensation cost for such awards using a straight-line method, and is therefore required to continue to follow that same recognition method for the unvested portion of these awards after adopting SFAS No. 123R. The extra US GAAP charge for the period in respect of these differences amounts to nil, as the charge recognised was equal to that recognised during the period under IFRS.
As the Group adopted SFAS No. 123R using the modified prospective application transition method, prior periods have not been restated. The effect of adopting SFAS No. 123R was to reduce income before taxation for the period ended 31 December 2005 by £11 million, compared to that which would have arisen if share options and awards had been accounted for in accordance with APB No. 25, to reduce net income for the period by £8 million, and to reduce basic and diluted earnings per share by 0.4 pence. Had compensation expense for share options been determined in accordance with SFAS No. 123 for periods prior to 1 July 2005, the Group’s net income and earnings per share would have been reduced to the pro forma amounts shown below:

Half year
ended 31
December
2004
£m
(unaudited)
Net income under US GAAP:
As reported	231
Deduct: APB No. 25 stock-based employee compensation credit included in reported net income, net of related tax effects	(1)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9)

Pro-forma	221

Earnings per share under US GAAP:
Basic and diluted — as reported	11.9p
Basic and diluted — pro-forma	11.3p
Under IFRS, employer’s National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the period amounts to nil (half year ended 31 December 2004: credit of £1 million), as the National Insurance paid was equal to that accrued during the period under IFRS. The cumulative balance sheet effect of this adjustment at 31 December 2005 was a decrease in the accrual under IFRS for employer’s National Insurance of £5 million (30 June 2005: £5 million).
(3) Derivative accounting
Under both IFRS and US GAAP, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. The fair value of derivative instruments is determined based on discounted present value techniques or valuations prepared by banks.

Under IFRS, where derivatives are designated as part of a cash flow hedging relationship for accounting purposes, the portion of the gain or loss on the hedging instrument (i.e. the change in its fair value) that is determined to be effective is initially recognised through equity in a hedging reserve up until the point at which the associated creditor is recognised on the balance sheet. From this point onwards, all movements are taken to the income statement until the derivative financial instrument reaches maturity. The amount stored in the hedging reserve at the point that the creditor is recognised on the balance sheet is amortised over the stock amortisation period.
Under US GAAP, the movements in the fair value of derivative financial instruments which relate to forward points are stored in other comprehensive income (“OCI”) over the entire life of the instrument and will net to zero on maturity. Movements relating to spot rates are also stored in OCI until the creditor is recognised on the balance sheet. From this point onwards, all movements relating to spot rates are taken to the income statement until the derivative financial instrument reaches maturity. The amount stored in OCI is amortised on a pro-rata basis over the stock amortisation period and the time during which the creditor is on the balance sheet.
Under US GAAP, a number of the Group’s cross-currency swaps which convert fixed US dollar interest payments into fixed sterling interest payments were not designated as cash flow hedges until after their inception. Accordingly, the fair value of these swaps at the date of designation results in hedge ineffectiveness, which is recorded directly in the income statement. Under IFRS, as permitted by the IFRS 1 transition rules, there is no ineffectiveness arising, as hedge accounting is deemed to have been achieved from their inception.
The estimated net amount of existing losses which are included in OCI at 31 December 2005 that are expected to be reclassified into earnings within the next twelve months is £10 million, net of tax (30 June 2005: £20 million).
During the half year ended 31 December 2005, the Group recognised a loss in the income statement of £3 million due to hedge ineffectiveness (half year ended 31 December 2004: £2 million).
(4) Capitalised interest
Under IFRS, the capitalisation of interest is not required, and the Group expenses interest charges to the income statement in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and depreciated over the estimated useful life of the assets concerned.
Cumulative capitalised interest on assets under construction at 31 December 2005 amounted to £24 million (30 June 2005: £20 million). During the period, interest of £5 million (half year ended 31 December 2004: £5 million) was capitalised in respect of assets under construction, and depreciation of £1 million (half year ended 31 December 2004: £1 million) was charged in respect of capitalised interest on assets in use.
(5) Deferred taxation
Under IFRS, IAS 12 “Income taxes” (“IAS 12”) requires that deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying value of assets and liabilities and their corresponding tax bases. A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Under US GAAP, SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) requires that deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.
The net deferred tax asset recognised under IFRS and US GAAP primarily differs in respect of deferred tax on IFRS to US GAAP adjustments.
A further difference arises in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense. Under IFRS, the deferred tax asset is based on the compensation expense recognised in the income statement, but is adjusted to reflect the Group’s estimate of the actual future tax deduction which will arise, based on the Group’s share price at the balance sheet date. Under US GAAP, the deferred tax asset is also based on the compensation expense recognised in the income statement, however SFAS No. 123R requires that no consideration is given to the Group’s share price at the balance sheet date in either measuring the gross asset or any valuation allowance required.
Under IFRS, at 31 December 2005, there is a deferred tax asset of £79 million (30 June 2005: £105 million), which arose principally as a result of carried forward trading losses.

The net deferred tax asset under US GAAP comprises the following:

		Deferred tax asset			Deferred tax asset
	31 December 2005			30 June 2005
	Gross	Valuation	Net	Gross	Valuation	Net
	asset	allowance(iv)	asset	asset	allowance(iv)	Asset
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Accelerated capital allowances	24	(18)	6	30	(16)	14
Tax losses carried forward(i)	128	(78)	50	146	(78)	68
Fixed asset investments(ii)	354	(354)	—	354	(354)	—
Short-term timing differences(iii)	15	—	15	13	—	13

	521	(450)	71	543	(448)	95

(i)	At 31 December 2005, there is a valuation allowance of £64 million (30 June 2005: £64 million) against a deferred tax asset in respect of trading losses in the Group’s German holding companies of KirchPayTV, on the basis that these timing differences are not more likely than not to be realised. There is also a valuation allowance of £14 million (30 June 2005: £14 million) against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to the deferred tax asset of £14 million (30 June 2005: £14 million) arising from UK losses in the Group will be allocated to reduce goodwill arising on previously acquired entities.

(ii)	At 31 December 2005, there is a valuation allowance of £330 million (30 June 2005: £330 million) against a deferred tax asset in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to be realised. There is also a valuation allowance of £24 million (30 June 2005: £24 million) against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus realised.

(iii)	During the period, the deferred tax asset relating to derivative financial instruments was reduced by £1 million (half year-ended 31 December 2004: increased by £7 million) through OCI.

(iv)	The current period charge to the income statement in respect of these valuation allowances was £2 million (half year ended 31 December 2004: £2 million).
The US GAAP tax charge, which relates wholly to UK corporation tax on continuing operations, comprises:

	Half year ended
	31 December
	2005	2004
	%	%
	(unaudited)	(unaudited)
UK corporation tax rate	30.0	30.0
Loss on disposals of investments, net	—	1.2
Joint venture (profits) losses	(0.2)	0.4
Valuation allowance	0.3	0.6
Credits relating to prior periods	(0.1)	(2.0)
Other	(0.5)	(0.2)

US GAAP income tax charge	29.5	30.0

(6) Per share data
The equivalent earnings per ADS outstanding is as follows:

	Convenience	Half year ended 31
	translation	December
	2005	2005	2004
	$	£	£
	(unaudited)	(unaudited)	(unaudited)
Basic earnings per ADS under US GAAP	103.0¢	59.9p	47.8p
Diluted earnings per ADS under US GAAP	102.9¢	59.9p	47.7p
Earnings per ADS is not exactly four times earnings per share due to rounding differences.
(7) Consolidated Balance Sheets
Under IFRS, deferred tax assets are classified within “non-current assets”, as required by IAS 1. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.
Under IFRS, a merger reserve is included as part of capital and reserves, relating to the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value (for further details see note 7 of the Consolidated Financial Statements included within Item 4). Under US GAAP, this amount is recorded within additional-paid-in-capital.
Under IFRS, a special reserve is included as part of capital and reserves (for further details see note 7 of the Consolidated Financial Statements included within Item 4). Under US GAAP, the balance held in the special reserve is recorded within additional-paid-in-capital.
Under IFRS, a capital redemption reserve is included as part of capital and reserves (for further details see note 7 of the Consolidated Financial Statements included within Item 4). Under US GAAP, the balance held in the capital redemption reserve is recorded within additional-paid-in-capital.

(ii) Additional US GAAP disclosures
(a) Stock-based compensation
The movement in stock-based awards outstanding during the eighteen month period ended 31 December 2005 is summarised in the following table:

	Number of shares	Weighted average
	under option	exercise price
Outstanding at 30 June 2004	50,965,676	£6.58
Granted in the period to 31 December 2004	19,623,610	£3.57
Forfeited in the period to 31 December 2004	(5,082,439)	£6.64
Expired in the period to 31 December 2004	(37,772)	£5.80
Exercised in the period to 31 December 2004	(967,954)	£6.50

Outstanding at 31 December 2004	64,501,121	£5.66
Granted in the period to 30 June 2005	12,789	£5.39
Forfeited in the period to 30 June 2005	(4,690,376)	£5.91
Expired in the period to 30 June 2005	(406,578)	£6.07
Exercised in the period to 30 June 2005	(970,162)	£5.60

Outstanding at 30 June 2005	58,446,794	£5.64
Granted in the period to 31 December 2005	7,728,167	£0.78
Forfeited in the period to 31 December 2005	(6,570,404)	£5.72
Expired in the period to 31 December 2005	(2,776)	£4.85
Exercised in the period to 31 December 2005	(2,617,771)	£3.64

Outstanding at 31 December 2005	56,984,010	£5.07

The weighted average market price of the Group’s shares at the date of exercise for awards exercised during the period was £5.57 (six months ended 30 June 2005: £5.59; half year ended 31 December 2004: £5.36).
The awards outstanding can be summarised as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	31 December 2005	30 June 2005
Executive Share Option Scheme options(i)	39,442,687	45,309,551
Sharesave Scheme options(ii)	5,983,520	5,131,741
Management LTIP awards(iii)	3,900,500	—
LTIP awards(iv)	6,164,052	4,827,243
KCP awards(v)	1,238,751	2,830,259
EBP awards(vi)	254,500	348,000

	56,984,010	58,446,794

(i)	Included within the total Executive Share Option Scheme options outstanding at 31 December 2005, are 37,146,078 options (30 June 2005: 42,892,644) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, 5,020 options

(30 June 2005: 13,318) that vest only if performance conditions are met and provided that the employee remains in employment with the Group, and 2,291,589 options (30 June 2005: 2,403,589) to which no performance criteria are attached, other than the requirement that the employee remains in employment with the Group. The contractual life of all Executive Share Option Scheme options is ten years.
(ii)	All Sharesave Scheme options outstanding at 31 December 2005 and 30 June 2005 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave Scheme must be exercised within six months of the relevant award vesting date.
(iii)	All Management LTIP awards outstanding at 31 December 2005 vest only if performance conditions are met and provided that the employee remains in employment with the Group. Awards granted under the Management LTIP must be exercised within one year of the relevant award vesting date.
(iv)	Included within the total LTIP awards outstanding at 31 December 2005, are 90,719 options (30 June 2005: 1,037,243) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 6,073,333 options (30 June 2005: 3,790,000) that vest only if performance conditions are met and provided that the employee remains in employment with the Group. The contractual life of all LTIP awards is ten years.
(v)	All KCP awards outstanding at 31 December 2005 and 30 June 2005 vest only if performance conditions are met and provided that the employee remains in employment with the Group. The contractual life of all KCP awards is ten years.
(vi)	All EBP awards outstanding at 31 December 2005 and 30 June 2005 vest only if performance conditions are met and provided that the employee remains in employment with the Group. The contractual life of all EBP awards is ten years.
The number of newly issued shares which may be allocated under the Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous 10 years under the Schemes and any other Employee Share Scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and Awards which will be satisfied by ESOP shares do not fall within these headroom limits.
The weighted average fair value of options granted in the period was estimated at £3.26 (half year ended 31 December 2004: £2.33) as of the date of grant using stock option pricing models, based on the following weighted average assumptions: annual dividend of 1.8% (half year ended 31 December 2004: 1.0%); annual standard deviation (volatility) of 26% (half year ended 31 December 2004: 40%); risk free interest rate of 4.29% (half year ended 31 December 2004: 4.82%); and expected term of 2.1 years (half year ended 31 December 2004: 3.5 years). Options with performance conditions based on a comparison of the Company’s relative total shareholder return performance with that of other comparator companies were valued using a Monte-Carlo simulation model; all other options were valued using the Black-Scholes option pricing model. Expected volatility was determined by calculating the historical volatility of the Company’s share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the options, adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioural considerations.
All awards and options granted in the period had an exercise price below the market price at grant date. In the half year ended 31 December 2004, the weighted average exercise price and fair value for awards and options granted with an exercise price below the market price at grant date were estimated at £1.59 and £3.06 respectively, and the weighted average exercise price and fair value for awards and options granted with an exercise price equal to the market price at grant date were estimated at £5.03 and £1.78 respectively.
The exercise prices for options outstanding at 31 December 2005 ranged from nil to £12.98 (30 June 2005: nil to £13.97).

The following table summarises information about stock options outstanding at 31 December 2005:

	Awards outstanding			Awards currently exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise		remaining	exercise		exercise
prices	Number	contractual life	price	Number	price
£0.00-£1.00	11,447,584	5.1 years	£0.00	234,822	£0.00
£3.00-£4.00	2,950,502	3.2 years	£3.86	6,289	£3.78
£4.00-£5.00	2,436,409	3.0 years	£4.66	4,589	£4.35
£5.00-£6.00	18,372,358	7.3 years	£5.14	5,830,101	£5.24
£6.00-£7.00	9,044,765	6.5 years	£6.54	4,700,772	£6.49
£7.00-£8.00	6,830,385	5.9 years	£7.85	6,828,887	£7.85
£8.00-£9.00	26,668	5.9 years	£8.36	26,668	£8.36
£9.00-£10.00	5,638,368	4.9 years	£9.87	5,595,131	£9.87
£10.00-£11.00	21,842	4.4 years	£10.53	21,842	£10.53
£11.00-£12.00	72,771	4.6 years	£11.41	72,771	£11.41
£12.00-£13.00	142,358	4.5 years	£12.78	142,358	£12.78

	56,984,010	5.9 years	£5.07	23,464,230	£7.37

The weighted average remaining contractual life of the options which were exercisable at 31 December 2005 was 5.6 years. The weighted average exercise price of the 21,148,260 options which were exercisable at 30 June 2005 was £7.66.
(b) Statement of comprehensive income

	Convenience	Half year ended
	translation	31 December
	2005	2005	2004
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Net income in accordance with US GAAP	475	276	231
Other comprehensive income, net of tax:
Unrealised gain (loss) on derivative financial instruments
- Unrealised gains (losses) arising during the period	9	5	(56)
- Less: reclassification adjustment for (gains) losses included in net income	(5)	(3)	40

Net comprehensive income in accordance with US GAAP	479	278	215

In the period, the tax impact on net comprehensive income of the above reconciling items was a £1 million charge (half year ended 31 December 2004: £7 million credit), relating to the gain on derivative financial instruments.
At 31 December 2005, the cumulative effect of the above items on US GAAP shareholders’ funds was a net loss of £31 million for derivative financial instruments (30 June 2005: net loss of £33 million).
(c) Guarantees
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries, to meet their liabilities as they fall due. The liabilities of these subsidiaries are already included in the Group’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the subsidiary entity. A payment under these undertakings would be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.
Two of the Company’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company’s £1 billion RCF and the US$650 million, US$600 million, US$300 million, £100 million, US$750 million, US$350 million and £400 million Guaranteed Notes. Additionally, the Company’s £1 billion RCF is guaranteed by BSkyB Investments Limited and the US$750 million, US$350 million and £400 million Guaranteed Notes are guaranteed by the Company.
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million to creditors of Hestview Limited (30 June 2005: £14 million).
The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £5 million (30 June 2005: £7 million).
(d) Adoption of new standards
SFAS No. 154 “Accounting Changes and Error Corrections”
In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS No. 154”). This standard replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The standard is effective for financial statements with fiscal years beginning after 15 December 2005 and will therefore be adopted by the Group from 1 July 2006. The adoption of SFAS No. 154 is not expected to have a material impact on the Group results of operations or its financial position.
SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments”
In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). This standard simplifies the accounting for certain hybrid financial instruments, eliminates certain interim guidance relating to securitised financial assets, and eliminates certain restrictions on qualifying special-purpose entities. The standard is effective for all financial instruments acquired or issued in any fiscal year beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 156 “Accounting for Servicing of Financial Assets”
In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets” (“SFAS No. 156”). This standard addresses the recognition of separately recognised servicing assets and liabilities arising each time an entity undertakes an obligation to service a financial asset. The standard is effective for fiscal years beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group results of operations or its financial position.
ITEM 6: SUPPLEMENTAL GUARANTOR INFORMATION
From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by certain of the Company’s subsidiaries. Currently, two of the Company’s subsidiaries, BSkyB Limited and SSSL, are joint and several guarantors of certain of the Company’s debt securities. In October 1996 we issued US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750% respectively.
Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the half year ended 31 December 2005, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. The Group’s accounting policies are in accordance with IFRS. This supplemental financial information should be read in conjunction with the Interim Consolidated Financial Statements in Item 4 “Interim Financial Statements (IFRS)”.

Supplemental condensed consolidating balance sheet
As at 31 December 2005 (2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Non-current assets
Goodwill	—	—	417	—	417
Intangible assets	—	211	10	—	221
Property, plant and equipment	24	302	15	8	349
Investments in subsidiary undertakings under the equity method	1,113	399	1,553	(3,065)	—
Investments in joint ventures and associates	—	—	29	—	29
Available for sale investments	1	18	50	(17)	52
Derivative financial assets	11	—	12	(10)	13
Deferred tax assets	55	23	1	—	79

	1,204	953	2,087	(3,084)	1,160
Current assets
Inventories	—	538	30	—	568
Trade and other receivables	1,097	1,730	2,772	(5,210)	389
Derivative financial assets	2	27	—	—	29
Short-term deposits	—	720	44	—	764
Cash and cash equivalents	—	597	292	—	889

	1,099	3,612	3,138	(5,210)	2,639

Total assets	2,303	4,565	5,225	(8,294)	3,799

Current liabilities
Borrowings	174	—	—	—	174
Trade and other payables	1,057	3,456	2,157	(5,294)	1,376
Derivative financial liabilities	18	8	—	—	26
Current tax liabilities	—	116	—	—	116
Provisions	—	4	2	—	6

	1,249	3,584	2,159	(5,294)	1,698
Non-current liabilities
Borrowings	822	97	1,051	(116)	1,854
Other payables	—	23	—	—	23
Derivative financial liabilities	88	—	2	(10)	80

	910	120	1,053	(126)	1,957

Total liabilities	2,159	3,704	3,212	(5,420)	3,655

Shareholders’ equity	144	861	2,013	(2,874)	144

Total liabilities and shareholders’ equity	2,303	4,565	5,225	(8,294)	3,799

Reconciliation to US GAAP:
Shareholders’ equity under IFRS	144	861	2,013	(2,874)	144
Adjustments:
Goodwill	616	—	616	(616)	616
Employee stock-based compensation	5	5	—	(5)	5
Capitalised interest	24	24	—	(24)	24
Deferred taxation	(8)	(8)	—	8	(8)

Capital and reserves under US GAAP	781	882	2,629	(3,511)	781

See notes to supplemental guarantor information.

Supplemental condensed consolidating balance sheet
As at 30 June 2005 (2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Non-current assets
Goodwill	—	—	417	—	417
Intangible assets	—	191	11	—	202
Property, plant and equipment	24	291	11	9	335
Investments in subsidiary undertakings under the equity method	1,395	378	45	(1,818)	—
Investments in joint ventures and associates	—	—	23	—	23
Available for sale investments	1	33	—	(32)	2
Derivative financial assets	9	—	—	—	9
Deferred tax assets	70	35	—	—	105

	1,499	928	507	(1,841)	1,093
Current assets
Inventories	—	292	29	—	321
Trade and other receivables	720	1,317	1,473	(3,179)	331
Derivative financial assets	—	14	—	—	14
Short-term deposits	—	—	194	—	194
Cash and cash equivalents	26	354	123	—	503

	746	1,977	1,819	(3,179)	1,363

Total assets	2,245	2,905	2,326	(5,020)	2,456

Current liabilities
Trade and other payables	971	2,070	1,304	(3,314)	1,031
Derivative financial liabilities	—	6	—	—	6
Current tax liabilities	—	100	—	—	100
Provisions	—	11	2	—	13

	971	2,187	1,306	(3,314)	1,150
Non-current liabilities
Borrowings	975	72	33	(98)	982
Other payables	—	25	—	—	25
Derivative financial liabilities	112	—	—	—	112

	1,087	97	33	(98)	1,119

Total liabilities	2,058	2,284	1,339	(3,412)	2,269

Shareholders’ equity	187	621	987	(1,608)	187

Total liabilities and shareholders’ equity	2,245	2,905	2,326	(5,020)	2,456

Reconciliation to US GAAP:
Shareholders’ equity under IFRS	187	621	987	(1,608)	187
Adjustments:
Goodwill	616	—	616	(616)	616
Employee stock-based compensation	5	5	—	(5)	5
Capitalised interest	20	20	—	(20)	20
Deferred taxation	(10)	(10)	—	10	(10)

Capital and reserves under US GAAP	818	636	1,603	(2,239)	818

See notes to supplemental guarantor information.

Supplemental condensed consolidating statement of operations
For the half year ended 31 December 2005 (2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Revenue	58	1,891	347	(280)	2,016
Operating expenses	—	(1,564)	(322)	284	(1,602)

Operating profit	58	327	25	4	414
Share of results of joint ventures and associates	—	—	7	—	7
Share of (losses) profits of subsidiary undertakings	(305)	—	164	141	—
Investment income	582	24	11	(597)	20
Finance costs	(44)	(31)	(21)	45	(51)

Profit before tax	291	320	186	(407)	390
Taxation	(17)	(98)	(1)	—	(116)

Profit for the period	274	222	185	(407)	274

Reconciliation to US GAAP:
Profit for the period under IFRS	274	222	185	(407)	274
Adjustments:
Derivative accounting	(2)	1	—	(1)	(2)
Capitalised interest	4	4	—	(4)	4

Net income under US GAAP	276	227	185	(412)	276

See notes to supplemental guarantor information.

Supplemental condensed consolidating statement of operations
For the half year ended 31 December 2004 (2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Revenue	53	1,917	293	(408)	1,855
Operating expenses	—	(1,638)	(269)	408	(1,499)

Operating profit	53	279	24	—	356
Share of results of joint ventures and associates	—	—	8	—	8
Share of (losses) profits of subsidiary undertakings	(121)	19	—	102	—
Investment income	372	19	2	(378)	15
Finance costs	(42)	(29)	(7)	33	(45)
Profit on disposal of joint venture	—	—	9	—	9

Profit before tax	262	288	36	(243)	343
Taxation	(17)	(71)	(10)	—	(98)

Profit for the period	245	217	26	(243)	245

Reconciliation to US GAAP:
Profit for the period under IFRS	245	217	26	(243)	245
Adjustments:
Goodwill	(23)	—	(23)	23	(23)
Employee stock-based compensation	8	8	—	(8)	8
Derivative accounting	(3)	(3)	—	3	(3)
Capitalised interest	4	4	—	(4)	4

Net income under US GAAP	231	226	3	(229)	231

See notes to supplemental guarantor information.

Supplemental condensed consolidating statements of cash flow
For the half year ended 31 December 2005 (2)
(£ millions)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Cash flows from operating activities
Cash generated from operations	(228)	1,121	(432)	53	514
Interest received	—	6	10	—	16
Taxation paid	—	(76)	—	—	(76)

Net cash (used in) from operating activities	(228)	1,051	(422)	53	454

Cash flows from investing activities
Funding to joint ventures and associates	—	—	(2)	—	(2)
Repayments of funding from joint ventures and associates	—	—	1	—	1
Dividends received from joint ventures and associates	—	—	3	—	3
Purchase of property, plant and equipment	—	(54)	(4)	—	(58)
Purchase of intangible assets	—	(34)	(2)	—	(36)
Purchase of available for sale investments	—	—	(51)	—	(51)
(Increase) decrease in short-term deposits	—	(720)	150	—	(570)

Net cash (used in) from investing activities	—	(808)	95	—	(713)

Cash flows from financing activities
Proceeds from issue of guaranteed notes	—	—	1,014	—	1,014
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)	—	7	—	—	7
Share buy-back	(240)	—	—	—	(240)
Interest paid	(44)	—	—	—	(44)
Dividends paid to shareholders	(92)	—	—	—	(92)
Loans from (to) Group companies	578	(7)	(518)	(53)	—

Net cash from financing activities	202	—	496	(53)	645

Net (decrease) increase in cash and cash equivalents	(26)	243	169	—	386

See notes to supplemental guarantor information.

Supplemental condensed consolidating statements of cash flow
For the half year ended 31 December 2004 (2)
(£ millions)

	British Sky	(1)	Non-		BSkyB
	Broadcasting	Guarantor	Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Cash flows from operating activities
Cash generated from operations	53	315	39	—	407
Interest received	2	15	—	—	17
Taxation paid	—	(28)	—	—	(28)

Net cash from operating activities	55	302	39	—	396

Cash flows from investing activities
Funding to joint ventures and associates	—	—	(4)	—	(4)
Repayments of funding from joint ventures and associates	—	—	6	—	6
Dividends received from joint ventures and associates	—	—	7	—	7
Proceeds from the sale of a joint venture	—	—	14	—	14
Purchase of property, plant and equipment	(14)	(35)	(11)	—	(60)
Purchase of intangible assets	—	(63)	—	—	(63)
Decrease in short-term deposits	—	71	—	—	71

Net cash (used in) from investing activities	(14)	(27)	12	—	(29)

Cash flows from financing activities
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)	2	—	—	—	2
Share buy-back	(128)	—	—	—	(128)
Interest paid	(49)	—	—	—	(49)
Dividends paid to shareholders	(63)	—	—	—	(63)
Loans from (to) Group companies	256	(210)	(46)	—	—

Net cash from (used in) financing activities	18	(210)	(46)	—	(238)

Net increase in cash and cash equivalents	59	65	5	—	129

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information
(1) The Guarantors are:

BSkyB Limited	Operates one of the leading pay television broadcasting services in the UK and Ireland. The company’s principal activities consist of the operation and distribution of 29 wholly-owned television channels in digital across various genres, including movies, sports, news, arts and general entertainment. In addition, the company currently markets to DTH viewers channels owned and broadcast by third parties.

SSSL	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its fellow subsidiary undertaking, BSkyB Limited. SSSL also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.
(2)	Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal consolidation adjustments relate to investments in subsidiaries and intercompany balances.

(3)	Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings.
Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

GLOSSARY OF TERMS

ADS	American Depositary Share

Basic Package	DTH subscription package which excludes Premium Channels

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

CRM	Customer Relationship Management

DTH	Direct-to-Home satellite television. The Group also retails certain Sky Channels (in some cases together with channels broadcast by third parties) to a limited number of DSL subscribers (references throughout to “DTH subscribers” includes DSL subscribers)

DSL	Digital Subscriber Line

DTT	Digital Terrestrial Television: DTT uses digital signals delivered to homes through a conventional aerial, converted through a set top box or integrated digital television set

EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP

EPG	Electronic Programme Guide

fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

IFRS	International Financial Reporting Standards

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	The Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”) (from 16 March 2006, The Disney Channel was replaced by Disney Cinemagic (including a Disney multiplex channel, “Disney Cinemagic +1”) and “Toon Disney” and “Playhouse Disney” became Basic Package channels), FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”) (it has been announced that FilmFour will broadcast as a free-to-air channel from July 2006), MUTV, Chelsea TV and Music Choice Extra

Sky Basic Channels	Sky One (and its multiplex version, Sky Two), Sky Three, Sky News, Sky Travel (and its multiplex versions, Sky Travel +1 and Sky Travel Extra), Sky Travel Shop, Sky Sports News, Artsworld (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Artsworld), Sky Vegas Live, Flaunt, The Amp (which was renamed “Bliss” on 2 March 2006) and Scuzz

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels

Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6, Sky Movies 8 and Sky Movies 10), Sky Sports 1, Sky Sports 2 and Sky Sports Xtra. Sky Premium Channels include bonus channels, including Sky Sports 3 and Sky Cinema 1 (and its multiplex version, Sky Cinema 2)